7/13

07025202

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME X-Cal Resources Ltd

*CURRENT ADDRESS

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01655 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/13/07

082-01655

ARIS
3-31-07

X-Cal Resources Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2007

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Smythe Ratcliffe LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Investor Services Inc., Toronto, Canada

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of X-Cal Resources Ltd. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control through an audit committee, which is comprised entirely of non-management directors. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"Shawn Kennedy"

Shawn Kennedy
President

Vancouver, British Columbia
June 14, 2007

SmytheRatcliffe
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

TO THE SHAREHOLDERS OF X-CAL RESOURCES LTD.

We have audited the consolidated balance sheets of X-Cal Resources Ltd. as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, British Columbia
June 14, 2007

7th Floor, Marine Building
355 Burrard Street, Vancouver, BC
Canada V6C 2G8

Fax: 604.688.4675
Telephone: 604.687.1231
Web: SmytheRatcliffe.com

X-Cal Resources Ltd.
Consolidated Balance Sheets (Note 1)
March 31

		2007		2006
Assets				
Current				
Cash and term deposits	$	1,867,650	$	1,289,270
Receivables and prepayments		139,605		294,550
		2,007,255		1,583,820
Prepaid insurance (Notes 3 and 4)		1,948,918		-
Reclamation bond – commutation account (Notes 3 and 4)		3,684,527		-
Environmental bonds		39,869		40,212
Mineral property interests (Note 5)		27,085,433		20,158,750
Property and equipment (Note 6)		82,857		71,515
	$	34,848,859	$	21,854,297
Liabilities				
Current				
Accounts payables and accrued liabilities	$	446,928	$	190,707
Reclamation and environmental obligations (Note 7)		882,860		468,949
		1,329,788		659,656
Shareholders' Equity				
Capital stock (Note 8)		47,234,247		33,809,188
Subscriptions received in advance		-		168,000
Contributed surplus (Note 8)		3,169,750		1,965,060
Deficit		(16,884,926)		(14,747,607)
		33,519,071		21,194,641
	$	34,848,859	$	21,854,297

Commitments (Note 12)
Subsequent Events (Note 13)

(See accompanying notes to the consolidated financial statements)

On behalf of board:

"Shawn Kennedy" — Shawn Kennedy, Director

"John Arnold" — John Arnold, Director

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit
For the years ended March 31

	2007	2006
General and administrative expenses		
Accounting and audit	$ 104,940	$ 79,608
Amortization	24,082	29,565
Insurance	303,040	230,285
Investor relations	98,064	37,272
Legal	50,743	44,528
Office and other	51,286	47,070
Regulatory fees	74,432	41,663
Rent	36,187	49,699
Salaries, consultants' and directors' fees	258,870	344,041
Shareholder communications	92,779	78,133
Stock-based compensation (Note 8)	1,072,218	385,335
Telecommunications	31,688	21,742
Travel	127,156	80,027
	2,325,485	1,468,968
Loss before income (expenses)	(2,325,485)	(1,468,968)
Other income (expenses)		
Accretion expense	(98,562)	(62,051)
Foreign exchange gain (loss)	12,288	(119,192)
Gain on sale of property and equipment	23,717	-
Interest and other income	238,723	107,139
Sale of mineral property interest	12,000	12,000
	188,166	(62,104)
Net loss	(2,137,319)	(1,531,072)
Deficit, beginning of year	(14,747,607)	(13,216,535)
Deficit, end of year	$ (16,884,926)	$ (14,747,607)
Loss per share	$ 0.02	$ 0.02
Weighted average number of common shares outstanding	116,632,601	76,135,255

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
For the years ended March 31

		2007		2006
Cash derived from (applied to)				
Operating				
Net loss	$	(2,137,319)	$	(1,531,072)
Stock-based compensation		1,072,218		385,335
Amortization		24,082		29,565
Insurance amortization		249,621		-
Accretion expense		98,562		62,051
Gain on sale of property and equipment		(23,717)		-
Accrued interest - commutation account		(142,405)		-
Changes in non-cash working capital items:				
Receivables and prepayments, accounts payables and accrued liabilities		411,165		36,760
		(447,793)		(1,017,361)
Financing				
Shares issued for cash, net of issuance costs		10,043,559		-
Subscriptions received in advance		-		168,000
		10,043,559		168,000
Investing				
Mineral property acquisition		(5,171,420)		-
Mineral property expenditures		(3,945,977)		(2,162,709)
Purchase of property and equipment		(64,707)		(9,064)
Proceeds from sale of property and equipment		53,000		-
Commutation account		111,718		-
		(9,017,386)		(2,171,773)
Net increase (decrease) in cash		578,380		(3,021,134)
Cash and term deposits				
Beginning of year		1,289,270		4,310,404
End of year	$	1,867,650	$	1,289,270
Non-cash investing and financing activities				
Stock-based compensation capitalized in mineral property interests	$	132,472	$	104,700
Property acquisition	$	3,213,500	$	-
Reclamation and environmental obligation capitalized in mineral property interest	$	807	$	468,949
Accounts payable related to mineral property interests	$	186,552	$	62,525
Accounts receivable related to mineral property interests	$	28,452	$	50,889

(See accompanying notes to consolidated financial statements)

1. Description of Business and Nature of Operations

X-Cal Resources Ltd. (the "Company") is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, develop metallurgical processes, and construct mining and processing facilities at a particular site. There is no assurance that the Company will be successful in its search.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures, and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the Company to locate economically recoverable reserves, obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) using the following significant accounting policies and are expressed in Canadian dollars.

a) Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary, and its 100% interest in New Sleeper Gold LLC.

b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include rates for amortization, accretion expense on reclamation and environmental obligations, impairment of mineral property interests, estimated balances of accounts payable and accrued liabilities, valuation allowance for future tax assets, and estimates used in the calculation of stock-based compensation expense. While management believes the estimates are reasonable, actual results could differ from those estimates.

c) Revenue recognition

Interest income is accrued as earned on the term deposits at the stated rate over the term to maturity. The Company recognizes income on the sale of assets in accordance with sales agreements.

2. Summary of Significant Accounting Policies (cont'd)

d) Translation of foreign currencies

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets are translated at rates prevailing when acquired; and revenue and expenses are translated at average rates of exchange for the year. Translation gains and losses are included in the results of operations for the year.

e) Cash and term deposits

The Company considers cash to include cash and short-term investments readily convertible into cash.

f) Mineral property interests

Mineral property interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties that are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired by the Company under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obliged to make the payment or to issue the shares.

When properties are sold by the Company under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obliged to make the payment or to issue the shares.

These properties are assessed for impairment by comparing the carrying value against the fair value. Fair value is based primarily on values of recent transactions involving sales of similar properties.

g) Reclamation and environmental costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company recognizes the fair value of its reclamation and environmental obligations in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

h) Property and equipment

Property and equipment are recorded at cost less accumulated amortization. All property and equipment is amortized on the straight-line method over five years.

2. Summary of Significant Accounting Policies (cont'd)

i) Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

j) Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees, and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

k) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assumed. The amount of future income tax asset is limited to the amount of the benefit that is more likely than not to be realized.

l) Loss per share

Loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the average market price during the period. No exercise or conversion is assumed during the years in which a net loss is incurred as the effect is anti-dilutive.

m) Financial instruments

(i) Fair value

The carrying values of cash and term deposits, receivables, and accounts payables and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments. The reclamation bond approximates its fair value as it earns interest at market rates.

(ii) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

2. Summary of Significant Accounting Policies (cont'd)

m) Financial instruments (cont'd)

(iii) Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

3. Comparative Figures

Certain comparative figures have not been reclassified to conform to the financial statement presentation adopted for 2007 due to the acquisition of the remaining 50% interest in the New Sleeper Gold LLC joint venture during the year. The 2006 comparative figures include prepaid insurance of $1,097,900 and a reclamation bond of $1,651,981, which were capitalized to mineral property interests as the Company had a 50% interest in the project during that period. In 2007, prepaid insurance of $1,948,918 and the reclamation bond of $3,684,527 have been shown as separate items on the balance sheet as the Company now has a 100% interest in the project.

4. Prepaid Insurance and Reclamation Bond – Commutation Account

In 2004, New Sleeper Gold LLC entered into an insurance-backed financial assurance program including a mine reclamation policy and a pollution legal liability policy for the Sleeper Gold Project. As part of the policy, New Sleeper Gold LLC paid an insurance premium and put funds in a commutation account used to reimburse reclamation costs and indemnity claims paid by New Sleeper Gold LLC.

The insurance policy covers reclamation costs in the event New Sleeper Gold LLC defaults on payment of its reclamation costs up to an aggregate of US $25 million. The insurance premium is being amortized over ten years and the prepaid insurance balance at March 31, 2007 is $1,948,918 (2006 - $1,031,900). The commutation account earns interest at an annual effective rate equal to the one-year constant maturity treasury rate prevailing on the first day of each anniversary year. The balance in the commutation account at March 31, 2007 was $3,334,648 (2006 - $1,651,981). Included in reclamation bond – commutation account is a reclamation bond held with the government in the amount of $349,879.

5. Mineral Property Interests

Nevada, USA:		2007		2006
Sleeper Gold Project	$	24,246,537	$	17,717,872
Mill Claims		2,448,315		2,403,651
Reese River		376,100		37,227
Spring Valley		14,481		-
	$	27,085,433	$	20,158,750

Sleeper Gold Project

From December 1993 to December 2003, the Company acquired rights to explore and develop the Sleeper Gold Project properties. Also, the Company had an option to purchase the 50% interest of a joint venturer.

5. Mineral Property Interests (cont'd)

Sleeper Gold Project (cont'd)

In January 2004, the Company purchased the interest of the former joint venturer, Kinross Gold Corporation, and formed a new joint venture (New Sleeper Gold LLC) with New Sleeper Gold Corporation to finance exploration of the property. Certain terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US $20,000,000 in cash to the joint venture.
- The Company contributed its interest in the Sleeper Gold Project to the joint venture.
- The US $20,000,000 cash contribution by New Sleeper Gold Corporation was applied to:

  i) US $4,000,000 to exercise the option to purchase the Kinross Gold interest in the properties;

  ii) US $8,000,000 to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve of which US $5,300,000 was expended by March 31, 2004; the remaining US $2,700,000 was released subsequently and made available for exploration and general operating purposes; and

  iii) the balance of US $8,000,000 for exploration and general operating purposes.

The Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture on May 16, 2006 by a cash payment of $5,000,000 and the issue of 10,000,000 shares of its common stock at a market value of $0.32 per share, representing an aggregate of $8,200,000 paid to New Sleeper Gold Corporation. The Company now owns 100% of New Sleeper Gold LLC.

In December 2006, the Company acquired title to previously leased mineral claims (part of the Sleeper Gold Project) for US $750,000 (US $150,000 on closing) plus 250,000 shares (50,000 on closing). Payment can be made as four equal payments over four years or accelerated at the Company's discretion. The mineral claims are lodged as security against future payments.

Mill Claims

The Mill Creek Gold Property is owned 100% by the Company. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. A US $1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by the Company on the Mill Creek Gold Property.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property, which has resulted in approval of a Plan of Operations Permit.

Reese River

The Company has entered into a formal agreement with Placer Dome to jointly explore three claim blocks, in the Reese River Pediment, totaling 3,000 acres located in Lander County, Nevada. Title of the claims has been transferred from Placer Dome to the Company. The Company has carried out a US $200,000 drilling program developed by both parties. The Company's expenditures for the above work exceed the minimum required, and within the time allotted under the agreement. At the time of this report, Placer Dome did not make the election to go forward under the agreement, and therefore, has forfeited its right to acquire a 51% interest in the property. Placer Dome's interest has now reverted to a 2% net returns royalty.

5. Mineral Property Interests (cont'd)

Spring Valley

The Company has staked 38 claims totaling 760 acres located in the Spring Valley area, Pershing County, Nevada.

6. Property and Equipment

March 31, 2007		Cost		Accumulated Amortization		Net Book Value
Vehicles	$	109,697	$	54,156	$	55,541
Office equipment		108,127		81,540		26,587
Leasehold improvements		18,650		17,921		729
	$	236,474	$	153,617	$	82,857

March 31, 2006		Cost		Accumulated Amortization		Net Book Value
Vehicles	$	147,416	$	101,493	$	45,923
Office equipment		96,841		72,826		24,015
Leasehold improvements		18,651		17,074		1,577
	$	262,908	$	191,393	$	71,515

7. Reclamation and Environmental Obligations

Subject to the laws and regulations relating to environmental matters, the Company may be held liable for future site restoration costs. On May 16, 2006, the Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture, a result of which is that it acquired 100% of the liability for the reclamation and environmental obligation.

As at March 31, 2007 and 2006, the following information was assumed in measuring the reclamation and environmental obligation:

		2007		2006
Undiscounted amount required	$	4,676,739	$	2,807,089
Expected timing of payments		2008 – 2053		2007 – 2053
Average credit-adjusted risk-free rate		11.00%		11.15%
Inflation factor		2.0%		2.0%

The commutation account (Note 4), amounting to $3,684,527 as at March 31, 2007, is used to reimburse reclamation costs and indemnity claims paid by the Company.

7. Reclamation and Environmental Obligations (cont'd)

The following table presents the reconciliation of the liability for the asset retirement obligation.

	2007	2006
Balance, beginning of year	$ 468,949	$ 557,990
Acquisition of remaining 50% interest in New Sleeper Gold LLC	468,949	-
Change in estimated future cash flows	(63,979)	-
Accretion expense	98,562	62,051
Changes in credit-adjusted risk-free rate	22,097	(43,522)
Payments made	(111,718)	(107,570)
	$ 882,860	$ 468,949

8. Capital Stock and Contributed Surplus

(a) Authorized:

Unlimited common shares without par value.

(b) Issued:

	Shares	Amount	Contributed Surplus
Balance, March 31, 2005	76,135,255	$ 33,809,188	$ 1,475,025
Stock-based compensation – options granted	-	-	490,035
Balance, March 31, 2006	76,135,255	33,809,188	1,965,060
Stock-based compensation – options granted	-	-	1,204,690
Issued for cash	37,500,000	10,640,000	-
Property acquisition	10,000,000	3,200,000	-
Property acquisition	50,000	13,500	-
Share issuance costs	-	(428,441)	-
Balance, March 31, 2007	123,685,255	$ 47,234,247	$ 3,169,750

(c) Stock options

The Company has a 10% rolling stock option plan under which directors, officers and other key employees and consultants to the Company and its subsidiary may be granted options to purchase shares. The number of common shares subject to options granted under the plan is 5% of the issued capital at the date of the grant with respect to any one optionee, not to exceed 10% of the issued and outstanding common shares of the Company in aggregate. Options issued under the plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

8. Capital Stock and Contributed Surplus (cont'd)

Summary of stock option activity:

	2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	6,015,000	$ 0.45	5,155,000	$ 0.64
Granted	5,195,000	$ 0.35	2,700,000	$ 0.33
Expired	(2,250,000)	$ 0.58	(1,840,000)	$ 0.80
Outstanding, end of year	8,960,000	$ 0.36	6,015,000	$ 0.45

As at March 31, 2007, the Company had stock options outstanding and exercisable, enabling the holders to acquire shares as follows:

Number of Shares	Exercise Price	Expiry Date
225,000	$ 0.50	December 13, 2007
200,000	$ 0.45	April 1, 2008
175,000	$ 0.35	December 1, 2008
1,500,000	$ 0.33	February 16, 2009
900,000	$ 0.35	May 31, 2009
20,000	$ 0.35	July 28, 2009
640,000	$ 0.50	December 13, 2009
150,000	$ 0.35	March 23, 2010
1,200,000	$ 0.33	February 16, 2011
1,700,000	$ 0.35	May 31, 2011
2,250,000	$ 0.35	March 23, 2012
8,960,000		

(d) Warrants

Summary of share warrant activity:

	2007		2006	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of year	Nil	-	3,250,000	$ 0.72
Expired	-	-	(3,250,000)	$ 0.72
Outstanding, end of year	Nil		Nil	

8. Capital Stock and Contributed Surplus (cont'd)

(e) Stock-based compensation

The Company uses the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following assumptions for the years ended March 31, 2007 and 2006:

	2007	2006
Risk-free rate of return	3.83% - 4.22%	3.97%
Expected dividend yield	-	-
Expected stock price volatility	71% - 94%	79.83%
Expected option life in years	2 - 5	3.89

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

During the year ended March 31, 2007, the compensation cost of stock options granted was $1,204,690, of which $1,072,218 was expensed and $132,472 was capitalized to mineral properties. Stock-based compensation was attributable to directors - $917,903, employees and consultants - $286,787.

During the year ended March 31, 2006, the compensation cost of stock options granted was $490,035, of which $385,335 was expensed and $104,700 was capitalized to mineral properties. Stock-based compensation was attributable to directors - $254,280, employees and consultants - $235,755.

9. Related Party Transactions

The Company paid legal fees and expenses of $34,193 (2006 - $46,202) to a law firm in which a director of the Company is a partner. The Company paid an aggregate of $59,000 (2006 - $34,690) in consulting fees and expenses to a director and officer of the Company. The Company also paid $30,000 (2006 - $30,000) in directors' fees. A $150,000 (2006 - $0) bonus was paid to the President of the Company.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Income Taxes

The components of the Company's future income tax assets are as follows:

	2007	2006
Mineral properties	$ 124,000	$ (417,000)
Share issue costs	117,000	12,000
Excess of accounting basis over tax basis of SR&ED expenditure and property and equipment	87,000	79,000
Non-capital losses carried forward	1,813,000	1,580,000
US net operating losses carried forward	219,000	459,000
Total future income tax assets	2,360,000	1,713,000
Valuation allowance	(2,360,000)	(1,713,000)
Net book value	$ -	$ -

10. Income Taxes (cont'd)

The Company has non-capital losses of $5,303,000 available to reduce future taxable income, which under Canadian income tax laws expire as follows:

2008	$ 408,000
2009	433,000
2010	947,000
2014	996,000
2015	815,000
2026	659,000
2027	1,045,000
	$5,303,000

The Company also has reported net operating losses in the US of $2,707,000 that are available to reduce taxable income in future years. These losses will expire from 2011 to 2026.

The reconciliation of income tax provision computed at the statutory rates of 34.12% (2006 – 34.12%) to the reported income tax provision is as follows:

		2007		2006
Income tax recovery based on the statutory rate	$	729,000	$	522,000
Stock-based compensation		(366,000)		(131,000)
Share issue costs		40,000		12,000
Differences between amortization and capital cost allowance		(8,000)		(10,000)
Non-deductible expense		(800)		(100)
Unrecognized tax losses		(394,200)		(392,900)
Income tax for the year	$	-	$	-

11. Segmented Information

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the United States. All current exploration activities are conducted in Nevada, US. The net loss and assets identifiable with those geographic areas are as follows:

		2007		2006
Net loss				
Canada	$	(1,878,122)	$	(1,032,424)
USA		(259,197)		(498,648)
	$	(2,137,319)	$	(1,531,072)
Assets				
Canada	$	1,750,910	$	1,337,263
USA		33,097,949		20,517,034
	$	34,848,859	$	21,854,297

12. Commitments

(a) Office leases

The Company leases office space in Vancouver and Nevada. The lease agreement for office space in Vancouver expires in July 2009 and requires the Company to pay $25,632 annually as its share of base rent plus operating costs. The lease agreement for office space in Nevada expires in November 2008 and requires the Company to pay $18,000 annually as its share of base rent.

(b) Management agreements

The Company has a five-year employment agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1 of each year, when such remuneration may be increased but not decreased. The remuneration for the President was increased during the year to $160,000 per annum from $120,000 per annum. The contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

13. Subsequent Events

(a) The Company and Omineca Gold Ltd. reached an agreement for Omineca to deliver a new core drill and related equipment to the Sleeper Gold Property, located in Nevada and also make a private placement into the Company in return for common shares at $0.35 per share.

The estimated value of the drill and related equipment is $350,000. Omineca's private placement into the Company was $150,000. The total transaction was valued at $500,000 in return for 1,428,571 common shares of the Company. A principal of Omineca is also a Company insider.

(b) The Company has entered into a letter purchase agreement with Ken Snyder for the sale of a 1% net smelter production royalty on the Sleeper Gold Property to Dr. Snyder's Gold Syndicate for US $1,500,000. The transaction is subject to regulatory approval.

(c) The Company entered into an employment contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of that contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Acquisition and Exploration Costs
Years Ended March 31, 2007 and 2006

	2007					2006			
	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Spring Valley	Total	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Total
Mineral acquisitions and exploration expenditures, beginning of year	$ 17,717,872	$ 2,403,651	$ 37,227	$ -	$ 20,158,750	$ 22,647,442	$ 2,217,401	$ -	$ 24,864,843
Acquisition and holding costs incurred									
Property acquisitions	8,384,920	-	-	-	8,384,920	50,000	-	-	50,000
Exploration expenditures									
Consulting	449,418	23,144	7,813	125	480,500	124,919	11,966	847	137,732
Geology, including consultant	1,648	-	6,421	-	8,069	691,842	-	-	691,842
Drilling and assaying	1,326,912	-	217,553	-	1,544,465	351,234	7,131	-	358,365
Field	243,018	14,226	60,780	135	318,159	389,243	63,051	124	452,418
Insurance	91,852	-	-	-	91,852	8,750	5,250	-	14,000
Geophysics and geochemistry	-	-	-	-	-	115,157	43,415	-	158,572
Licenses, fees and claim fees	203,435	5,756	44,184	14,172	267,547	-	5,940	23,532	29,472
Reclamation	807	-	-	-	807	(43,522)	-	-	(43,522)
Stock-based compensation	132,474	-	-	-	132,474	68,055	26,175	10,470	104,700
Office, wages, professional fees and travel	995,513	1,538	2,122	49	999,222	166,682	84,897	2,254	253,833
	3,445,077	44,664	338,873	14,481	3,843,095	1,872,360	247,825	37,227	2,157,412
Option payments received									
Mineral property interests written off - acquisition	-	-	-	-	-	-	(61,575)	-	(61,575)
Mineral exploration expenditures and interests before other costs (recoveries)	29,547,869	2,448,315	376,100	14,481	32,386,765	24,569,802	2,403,651	37,227	27,010,680
Prepaid reclamation obligation insurance	(1,948,918)	-	-	-	(1,948,918)	1,097,900	-	-	1,097,900
Funds held by insurer for reclamation obligation	(3,684,527)	-	-	-	(3,684,527)	1,651,981	-	-	1,651,981
Deferred environmental cost	(41,881)	-	-	-	(41,881)	657,389	-	-	657,389
Acquisition/Joint Venture adjustment	373,994	-	-	-	373,994	(10,259,200)	-	-	(10,259,200)
Mineral interests, end of year	$ 24,246,537	$ 2,448,315	$ 376,100	$ 14,481	$ 27,085,433	$ 17,717,872	$ 2,403,651	$ 37,227	$ 20,158,750

MANAGEMENT DISCUSSION AND ANALYSIS
(for the year ended March 31, 2007)

This year end Management Discussion and Analysis ("MD & A") reviews the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") and compares the financial results for the fourth quarter ending March 31, 2007 with those of the corresponding quarter of 2006. It is also an update to the Company's annual MD&A for the year ended March 31, 2006 and should be read in conjunction with the audited March 31, 2007 Consolidated Financial Statements and related notes. The reader is encouraged to review the Company's financial statements in conjunction with this document, copies of which are filed on the SEDAR website: www.sedar.com.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

The information in this Management Discussion and Analysis contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of June 14, 2007.

All references to "2007" refer to the year ended March 31, 2007, and all references to "2006" refer to the year ended March 31, 2006, unless otherwise noted.

General

The Company is an active resource exploration company focused on the identification and delineation of gold and silver mineral resources on its Sleeper Gold, Mill Creek and Spring Valley properties in Nevada, USA. Under the terms of an agreement with Placer Dome US (a subsidiary of Barrick Gold) the Company has acquired a fourth Nevada gold property, the Reese River Pediment project.

The Company depends on private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the Company's operations, and compliance with all regulatory requirements.

Predictions about the direction of the gold price either upwards or downwards are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop its gold properties. Management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada gold properties.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives.

The potential profitability of the Sleeper, Mill Creek, Reese River and Spring Valley Area Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates of the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Sleeper Gold Property

Note: All references to years, 2007 – 2006 – 2005, refer to work programs carried out within the calendar year.

The Sleeper Gold Property includes a historic open pit mine operated by AMAX Gold from 1986 until 1996, which produced 1.66 million ounces of gold and 2.3 million ounces of silver. The property has been the subject of several exploration programs. These programs have produced an extensive database for current exploration targeting and continuing studies.

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper Gold Project was acquired by New Sleeper Gold Corporation, a publicly traded reporting issuer, in return for providing initial funding to the New Sleeper Gold LLC joint venture (the "Sleeper Joint Venture") (50% X-Cal/50% New Sleeper Gold Corporation). A National Instrument 43-101-compliant technical report has been submitted by each party. The technical reports are available on SEDAR at www.sedar.com.

The Company contributed its interest in the Sleeper Gold Project to the Sleeper Joint Venture and New Sleeper Gold Corporation capitalized the Sleeper Joint Venture with US $20,000,000 to explore the Sleeper Gold Project. The Sleeper Joint Venture company treasury was independent of both companies and was managed on behalf of the Sleeper Joint Venture by New Sleeper Gold Corporation. The Sleeper Joint Venture was operated by a committee composed of members from each company. The work programs were managed by New Sleeper Gold Corporation.

The Company acquired the 50% interest from New Sleeper Gold Corporation (now Reunion Gold Corporation) in the Sleeper Joint Venture on May 16, 2006. The Company paid $5,000,000 CDN and delivered 10 million common shares at a deemed value of $0.32 per share ($3,200,000), with resale restrictions attached. The Company now owns 100% of New Sleeper Gold LLC.

Title of the York Leased Lands, which are part of the Sleeper Gold Project, has been signed over to the Company concurrent with a buy out agreement between the Company and York Mines. The buyout was initiated with a payment to York Mines consisting of US $150,000 and 50,000 common shares. The remaining balance to complete the buyout is US $600,000 and 200,000 common shares of X-Cal. Payment can be made as four equal payments over four years or accelerated at the Company's discretion.

The exploration program for the years 2004 through early 2006 included drilling of 82,240 feet of core and reverse circulation drilling in 2004, and 22,524 feet of core and reverse circulation drilling in 2005. Extensive exploration targeting studies and surveys were initiated and substantially completed late in the two year program. The results of the studies have established a better definition of exploration targets.

The Company assembled a panel of professionals to independently review the Sleeper Gold Project and to make recommendations for ongoing work. Two of the panel members, Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist, provided the Company with their expert views in the form of: "Observations on the Sleeper Gold Project, Nevada" by Dr. Jeffrey Hedenquist (December, 2005) and a separate paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe (January, 2006). These papers are not NI-43-101 reports and should be considered a supplement to NI-43-101 documents for the project.

A detailed NI-43-101 Technical Report (March 2006) authored by Robert E. Thomason, M.Sc., L.Geo. and co-authored by Larry Kornze, B.Sc.,P.E. and Winthrop A. Rowe, M.Sc.,C.P.G. reviewed all previous work on the property. The report established the basis for determination of drill target areas.

Both Dr. Sillitoe's report and the NI-43-101 Technical Report (March 2006) were filed on SEDAR. Dr. Jeffrey Hedenquists' report was not filed on SEDAR but can be found in it's entirety at the Company's website www.x-cal.com.

A combination of definition and exploration drilling is ongoing at Sleeper utilizing two drill rigs.

From August 2006 to November 2006 ten reverse-circulation (RC) drill holes totaling 10,805 feet were completed in the Range Front Target. This is a structural zone that is +3 miles in length, located parallel and to the east of the Sleeper Mine Site.

In December 2006 drilling moved to the Facilities area. This is a mineralized zone east of the previously mined pit under the now reclaimed AMAX mill and crusher location. During 2006 two RC holes were completed for 1460 feet and two core holes were drilled totaling 1405 feet.

From January to the end of March 2007 twenty-one RC holes totaling 12,865 feet and two core holes totaling 1,330 feet were completed in the Facilities Area.

A recent break-through in geologic understanding has significant implications for the modeling of and possible future mining of the Facilities Area. Detailed examination of core indicates a low-angle stratigraphic unit that appears to control mineralization. This was not recognized previously in the reverse-circulation (chip type) drilling. Gold and silver values can be placed within the stratigraphic layer on repeated assay data cross-sections. The strata can be projected east, up-dip to the range front break and located there on the surface. The western projection passes underneath the mine pit, through significant areas of no data.

There is much work to be done, but the tonnage and low strip ratio implications for the Facilities Area are encouraging. Other target areas may be re-drilled in light of the new interpretation.
Readers are further encouraged to view the Company's news releases which include plan maps and assay results available on the X-Cal Resources Ltd. website at http://www.x-cal.com and on the SEDAR website at www.sedar.com.

The West Wood Breccia area is a zone of hydrothermal brecciation and veining located immediately southwest of the main open pit at the Sleeper Mine. Previous work outlined a mineralized area approximately 800 feet (250 meters) long and 320 feet (100 meters) wide. Earlier high-grade intercepts at West Wood can be reviewed in the NI-43-101 Technical Report for the property available at www.x-cal.com or on SEDAR. At West Wood drilling is in-filling the zone of mineralization and expanding it, both to the south and west. From January to the end of March 2007 two core holes totaling 1,691 feet and one RC for 1,560 feet were completed.

An indication of a possible deeper zone located directly underneath the known high-grade mineralization will also continue to be tested (see March 8, 2007 press release).

The NW target is located north-west of the pit, approximately 1,500 meters north of West Wood. It is one of the areas where exploration with the objective of a breakthrough new discovery is in progress. The January 2006 paper "Exploration Potential of the Sleeper Project" by Dr. Richard Sillitoe describes this and five other priority exploration targets.

Current drilling in the NW area has encountered a silicified sulphide breccia. In the period from January to the end of March 2007 four core holes totaling 4,228 feet were completed in the NW area. From a geological perspective the hydrothermal alteration is apparent and encouraging. Drill testing of this area will continue.

X-Cal is preparing a bulk sample from the above ground heap materials for column leach tests, as part of the overall program for the mineralization located east of the mine site in the Heaps and Facilities areas.

An access road has been built on Pad #1 in preparation for a 80 ton sample to be leach tested. The objective is a publishable resource figure for the Heaps within NI-43-101 regulations, inclusive of metallurgical testing by calendar year end.

The mine scale exploration targets described by Sillitoe will be tested in series (NW, then SW, etc). A third drill will be added to the program at the earliest opportunity. The program is operating efficiently and can be accelerated.

Drilling, engineering and report preparation will continue throughout 2007 with the goals of defining base resource for the project and making a breakthrough exploration discovery.

Future Exploration

Exploration priorities for the Sleeper Gold Property are expected to focus on five priority mine scale targets located near the Sleeper Mine. All five of the priority targets occur along three structural corridors parallel to the Sleeper Mine historic mineralization. None of the five targets have been adequately tested or tested at all, in prior drill programs. Current and ongoing three-dimensional modeling of geochemical data, additional geophysical interpretations and refinements and detailed compilation on Gemcom and Gocad will help set drilling priorities. However, the targets are well defined at present. Drill testing is to involve angled drill hole fences with overlap at bedrock depths. Drill orientation of these current targets is to be east-west to optimize crossing of key structural trends. Each target should have 2 to 4 drill fences to test the target concepts.

The Company is committed to the success of the Sleeper Gold Project. We see the potential of the Sleeper Gold District for new economic discoveries as described in Dr. Sillitoe's paper. A realistic exploration budget to address the targets in Dr. Sillitoe's paper with the objective of break-through discovery is estimated at US $15 million. The minimum next phase budget is estimated at US $5 million. (See Outlook – Exploration Expenditures below).

Mill Creek/Goat Window Gold Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek Gold Property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects are known to occur. The area is also known as the "Cortez Area" within the Battle Mountain-Cortez-Eureka Trend. A US$1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by X-Cal on the Mill Creek Gold Property.

Richard Redfern, M.Sc., a qualified person as defined by NI-43-101, has provided the Company with a NI-43-101 Technical Report on the Mill Creek Gold Property dated February 18, 2005, which has been filed with regulators. Investors are encouraged to read the complete report for a comprehensive view of this early stage gold project which is available on the SEDAR website www.sedar.com and the Company's website www.x-cal.com.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property which has resulted in approval o, a Plan of Operations Permit. The permit will facilitate the testing of the targets described in the technical report. X-Cal will consider joint venture partners for funding of continued work on this property.

Reese River/Horse Mountain Window Property

The Company entered into a formal agreement with Placer Dome US (a subsidiary of Barrick Gold) to jointly explore three claim blocks totaling 3,000 acres in the Reese River Pediment, Lander County, Nevada. Title of the claims was transferred from Placer Dome to the Company. The Company agreed to carry out and fully fund a minimum US $200,000 drilling program, developed by both parties, within Year One but prior to December 16, 2006. This deadline was extended, by Placer Dome, to March 16, 2007. Under the terms of the agreement, Placer Dome was granted a one time right to expend triple the Company's expenditures in Years Two and Three to earn back a 51% interest in the properties. X-Cal's expenditures for the above work exceed the minimum required, and within the time allotted, under the agreement. Placer Dome did not make the election to go forward under the agreement and therefore, has forfeited the right to acquire a 51% interest in the property. Placer Dome's interest has now reverted to a 2% net returns royalty.

A NI-43-101 Technical Report Titled "A Technical Report on the Reese River/Horse Mountain Project, November 14, 2006" was completed and filed.

During 2006 a gravity survey was completed and a total of 64 new gravity stations were surveyed. The gravity survey indicates a complex structural setting composed of three major structural zones. Geologic mapping supports the zones with correlating mapped faults and major lithologic boundaries. An up-thrown block is interpreted at the zones' intersection with the associated gravity high being potentially the result of lower plate carbonates. The structures and the lower plate are both exploration targets.

A core hole was completed to a depth of 1915 feet in December 2006. Results from this drilling are currently being reviewed and compiled to aid in continued evaluation of the property.

Drill permits and bonding are in place.

Spring Valley Area (WR Claims)

X-Cal has staked thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. An agreement on compensation for Dr. Snyder will result in a 1% Net Smelter Return being lodged in the name of Dr. Ken Snyder over this area

SUMMARY

The Sleeper Gold Project is an advanced exploration project and will remain the primary focus of the Company.

The Mill Creek (Goat Window) and the Reese River (Horse Mountain Window) Gold Projects are both well located and documented projects situated over favorable lower plate windows in the Cortez Area of Nevada. X-Cal will seek joint venture partners for these properties.

The Spring Valley Project is a grass roots exploration project.

Results of Operations

X-Cal is in the business of exploring for, and where warranted, developing gold property interests. The Company has no producing properties and consequently no sales or revenues.

The following table summarizes selected financial data from the Company's financial information for the year ended March 31, 2007 and 2006.

		Year Ended March 31, 2007		Year Ended March 31, 2006
Total revenue excluding foreign exchange	$	274,440	$	119,139
Net loss for the period	$	2,137,319	$	1,531,072
Loss per share	$	0.02	$	0.02
Cash and term deposits	$	1,867,650	$	1,289,270
Total assets	$	34,848,859	$	21,854,297
Total liabilities	$	1,329,788	$	659,656
Total shareholders' equity	$	33,519,017	$	21,194,641
Cash dividends per share	$	Nil	$	Nil

The consolidated financial statements for 2007 reflect the Company's 100% ownership interest in the New Sleeper Gold LLC ("NSG LLC") joint venture. In 2006, only the Company's 50% share of the net assets and expenses of NSG LLC were included.

During the year ended March 31, 2007, the Company recorded a net loss of $2,137,319 or $0.02 per common share (2006 - $1,531,072 or $0.02 per common share).

Interest income earned in the year ended March 31, 2007 from cash and short-term monetary investments was $238,723 (2006 – $107,139).

The following table outlines general and administrative expenditures attributable directly to the Company and not capitalized in any property for the year ended March 31, 2007 and 2006.

		Years Ended	
		March 31 2007	March 31 2006
Accounting and audit	$	104,940	$ 79,608
Amortization		24,082	29,565
Insurance		303,040	230,285
Investor relations		98,064	37,272
Legal		50,743	44,528
Office and other		52,341	47,070
Regulatory fees		74,432	41,663
Rent		36,187	49,699
Salaries, consultants & directors fees		258,870	344,041
Shareholder communications		92,779	78,133
Stock-based compensation		1,072,218	385,335
Telecommunications		31,688	21,742
Travel		127,156	80,027
		2,325,485	1,468,968

General and administrative expenses for the year ended March 31, 2007 were $2,325,485 (2006 - $1,468,968). The Company recorded an overall increase in costs due to stock based compensation $1,072,218 (2006 - $385,335). Increases in travel and investor relations in 2007 are due to the Company's financing efforts. The increase in accounting and legal expenses is due to the closing costs of the Company's acquisition of NSG LLC and the handling of various related agreements and accounting consultations.

For the year ended March 31, 2007 X-Cal recorded a loss per share of $0.02 (2006 - $0.02) based on a weighted average number of shares outstanding of 116,632,601 (2006 - 76,135,255). Actual shares outstanding as at March 31, 2007 were 123,685,255 (2006 - 76,135,255) representing a loss per share of $0.016 (2006 - $0.020).

For the year ended March 31, 2007, X-Cal recorded an unrealized foreign exchange gain of $12,288 (2006 – loss $119,192).

Other differences between the amounts incurred in 2007 and 2006 reflect normal variances in business activities from year to year.

Summary of Quarterly Results

The following is a summary of unaudited quarterly financial information for the Company's fiscal years (fiscal year ended March 31) as indicated.

2007	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$10,792	$32,016	$47,466	148,449	238,723
Net Loss	$1,111,831	$261,889	$239,827	523,772	2,137,319
Loss per share	$0.013	$0.002	$0.002	$0.003	$0.02
2006	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$33,326	$23,632	$35,143	$15,038	$107,139
Net Loss	$234,993	$379,324	$278,389	$638,366	1,531,072
Loss per share	$0.003	$0.005	$0.004	$0.008	$0.02
2005	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$45,099	$47,523	$82,837	$3,267	$178,726
Net loss	$48,972	$558,961	$641,670	$538,939	$1,788,542
Loss per share	$0.001	$0.007	$0.008	$0.007	$0.02

While the information set out in the foregoing table is mandated by National Instrument 51-102, it is management's view that the variations in financial results that occur from quarter to quarter are not particularly helpful in analyzing the Company's performance. It is in the nature of the business of junior exploration companies that unless they sell a mineral interest for a sum greater than the costs incurred in acquiring such interest, they have no significant net sales or total revenue. Because the majority of our expenditures consist of exploration costs that are capitalized, our quarterly losses usually result from costs that are of a general and administrative nature.

Significant variances in the Company's reported loss from quarter to quarter most commonly arise from three factors that are difficult to anticipate in advance or to predict from past results: (i) decisions to write off deferred exploration costs when management concludes that there has been an impairment in the carrying value of a mineral property, or the property is abandoned, (ii) the granting of incentive stock options, which results in the recording of amounts for stock-based compensation expense that can be quite large in relation to other general and administrative expenses incurred in any given quarter, and (iii) increased costs directly related to financing activities of the Company.

Liquidity and Capital Resources

As at March 31, 2007, the Company had cash and short-term investments of $1,867,650 (2006 - $1,289,270).

As at March 31, 2007, the Company had a working capital balance of $1,560,327 (2006 – $1,393,113). The increase in working capital reflects the financing activities in 2007 less the increase in expenditures in mineral exploration.

In 2007 the Company issued 37,500,000 common shares for gross proceeds of $10,640,000 (2006 - Nil) in private placements and issued an additional 10,050,000 shares at a deemed value of $3,213,500 for property acquisition purposes (2006 – Nil); no common shares were issued for the exercise of options (2006 – Nil) so the Company received no proceeds in 2007 (2006 – Nil); and the Company had no shares issued for the exercise of warrants and accordingly received no proceeds (2006 – Nil).

Exploration and property costs in 2007 were $3,843,095 (2006 – $2,157,412). Of that amount $3,445,077 (2006 – $1,872,360) was incurred on the Sleeper Gold property. Additionally, $44,664 (2006 – $247,825) was spent on the Mill Creek Property. The Company further incurred $338,873 (2006 – $37,227) on the Reese River Property. Additionally, the Company incurred $14,481 for staking fees for the new WR, Spring Valley Area Claims (2006 – Nil).

Commitments

Office Lease

The Company leases office space in Vancouver and Nevada. The lease agreement for office space in Vancouver expires in July 2009 and requires the Company to pay $25,632 annually as its share of base rent plus operating costs. The lease agreement for office space in Nevada expires in November 2008 and requires the Company to pay $18,000 annually as its share of base rent.

Management Agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1st of each year, when such remuneration may be increased, but not decreased. The remuneration for the President was increased during the year to $160,000 per annum from $120,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

Related Party Transactions

The Company paid legal fees and expenses of $34,193 (2006 - $46,202) to a law firm of which a director of the Company is a partner. The Company paid an aggregate of $72,030 (2006 - $34,690) in consulting fees and expenses to two directors of the Company. The Company also paid $30,000 (2006 - $30,000) in directors' fees. A $150,000 (2006 - $0) bonus was paid to the president of the Company.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates and Significant Accounting Policies

For a detailed summary of the Company's significant accounting policies, the reader is directed to Note 2 of the Notes to the Audited Consolidated Financial Statements, March 31, 2007 and 2006 available on SEDAR @ www.sedar.com.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary and its 100% interest in New Sleeper Gold LLC.

Mineral Properties

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obligated to make the payment or issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obligated to make the payment or to issue the shares.

Reclamation and Environmental Costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company recognizes the fair value of its reclamation and environmental obligations in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Stock-Based Compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees, and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

Financial Instruments

The Company has various financial instruments including cash, deposits, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

(a) Fair value

The carrying values of cash and term deposits, receivables, and accounts payables and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments. The reclamation bond approximates its fair value as it earns interest at market rates.

(b) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

(c) Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

Outlook

Exploration Expenditures

The gold production industry has consolidated and continues to face the need for reserve replacement, as predicted in previous annual reports. The Company has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. New Sleeper Gold LLC (50% X-Cal/50% New Sleeper Gold Corporation) under the direction of New Sleeper Gold Corporation as operator of the Sleeper Joint Venture did not make the breakthrough discovery that shareholders had been anticipating for this project. However, the Sleeper Joint Venture team carried out exploration work at Sleeper and a large volume of new data was produced which is being used to target future work.

The Company successfully acquired the 50% interest that New Sleeper Gold Corporation held in the Sleeper Joint Venture. The Company is now solely responsible for continued exploration of the property and has assembled what it feels to be an experienced team of professionals to carry on current exploration programs as recommended in the NI-43-101 Technical Report (March 2006). The Company budgeted $1.3 million for implementation of its exploration program. The Company is continuing to seek to raise additional financing to fund the recommendations in the NI-43-101 Technical Report (March 2006) as next phase exploration program.

The Mill Creek Gold Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies.

As part of forward planning for the Mill Creek Property, X-Cal has received approval of a Plan of Operations permit, which will allow for comprehensive drill testing of the property. The Plan of Operations will facilitate significant continued exploration in the future.

The Reese River agreement between the Company and Placer Dome (a subsidiary of Barrick Gold) allows for work programs that are based on recommendations of a technical team composed of both Placer Dome and the Company's personnel. The December 16, 2006 deadline for the Company's commitment to fund a US $200,000 drilling program was extended, by Placer Dome, to March 16, 2007. X-Cal exceeded the required minimum in the agreement within the time frame and notified Placer Dome that the expenditures have been made. Placer Dome has not made the election to go forward under the agreement and therefore, has forfeited the right to acquire a 51% interest in the property. Placer Dome's interest has now reverted to a 2% net returns royalty.

Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position, either by exposing it to prospective new areas, or by seeking alliances or partnerships in order to investigate its properties more cost effectively. This could include the addition of new properties via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

Risks and Uncertainties

Risks related to the Mining Exploration Industry Generally

The Company is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Risk associated with mineral tenure rights

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Uninsured Risks

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or for various other reasons. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, there could result increasing costs and a decline in the value of the Company's securities.

Competition

The Company competes with other mining companies that have substantially greater financial and technical resources for the acquisition of mineral concessions, as well as for the recruitment and retention of qualified employees, contractors and other advisors with technical skills and experience in the mining industry. There can be no assurance that the Company will continue to attract and retain skilled employees, contractors and technical advisors.

Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a large number of consultants and others for operating expertise. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive management, the loss of a member of this group could have a material adverse effect on the Company.

Requirement for Further Financing

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of calendar year 2007. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. The Company's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

Outstanding share data as at March 31, 2007

The Company has unlimited share capital of common shares of no par value. Of this, the Company had 123,685,255 shares outstanding as of March 31, 2007 and 125,113,826 as at the date hereof or 132,645,255 shares on a fully diluted basis as of March 31, 2007 and 133,863,826 as at the date hereof.

Date	Type	No. of shares	Deemed or Issue Price per share	Gross Proceeds to Company
March 31, 2006	Opening balance	76,135,255		
May 16, 2006	Property Acquisition	10,000,000	$0.32	$3,200,000[1]
May 16, 2006	Private Placement	23,517,001	$0.28	$6,584,760
May 18, 2006	Private Placement	10,482,999	$0.28	$2,935,240
Sept 06, 2006	Private Placement	3,500,000	$0.32	$1,120,000
Dec 21, 2006	Property Acquisition	50,000	$0.27	$13,500[1]
March 31, 2007	**Total**	**123,685,255**		

(1) deemed value, no cash received by the Company.

The Company had 2,250,000 stock options expire during the year and granted an additional 5,195,000. There are 8,960,000 stock options currently outstanding under the Company's incentive stock option plan(s) with exercise prices ranging from $0.33 - $0.50 with expiry dates ranging to March 23, 2012.

The Company has no existing warrants outstanding.

Subsequent to the year end, 210,000 stock options were cancelled. If the Company were to issue all 8,750,000 issuable upon exercise of all incentive stock options outstanding, it would raise approximately $3,150,000.

Internal Controls over Financial Reporting

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of X-Cal Resources Ltd. are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. They have designed controls for this process and have conducted an evaluation which has identified certain weaknesses in the controls. Due to the limited number of staff at the Company, there is a potential weakness in the system of internal controls due to the Company's inability to achieve total appropriate segregation of duties. In order to reduce this risk, additional contracted professionals are used on a regular basis by the Company. These additional contractors possess technical knowledge in the areas of accounting, legal, and Canadian/US taxation. These additional resources of the Company also increase the likelihood that complex and non-routine accounting transactions will be identified and recorded in accordance with Canadian GAAP. While Management and Board out-source technical expertise where necessary to mitigate the risk of material misstatement, the Company does not have total assurance that this risk can be reduced to a remote likelihood of a material misstatement. The Company continuously reviews and evaluates its processes to further strengthen its system of internal controls. The Company believes that an adequate control environment exists at this time.

There were no significant changes in the Company's internal controls or, to the knowledge of management, in other factors that could significantly affect the disclosure controls and procedures subsequent to the date that this evaluation was carried out.

Multilateral Instrument 52-109 Disclosure

Disclosure controls and procedures have been designed to ensure the accuracy and timely filing of periodic financial reports as well as the disclosure of material information in accordance with securities regulations. Responsibilities for preparing, reviewing in advance, and releasing periodic reports, press releases and proxy statements have been assigned to members of the audit committee, Board of Directors, the comptroller, staff and other qualified persons. The Company has set out general disclosure guidelines dealing with the determination of material information and circumstances when assistance from outside legal counsel is required.

Items Subsequent to Year-End

The Company and Omineca Gold Ltd. reached an agreement for Omineca to deliver a new core drill and related equipment to the Sleeper Gold Property, located in Nevada and also make a private placement into the Company in return for common shares at $0.35 per share.

The estimated value of the drill and related equipment is $350,000. Omineca's private placement into the Company was $150,000. The total transaction was valued at $500,000 in return for 1,428,571 common shares of the Company. A principal of Omineca is also a Company insider.

The Company has entered into a letter purchase agreement with Ken Snyder for the sale of a 1% Net Smelter Production Royalty on the Sleeper Gold Property to Dr. Snyder's Gold Syndicate for US $1,500,000. The transaction is subject to regulatory approval.

The Company entered into an employment contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of that contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

Additional Information

Additional information regarding X-Cal is available on SEDAR at www.sedar.com.

Form 52-109F1 ***Certification of Annual Filings***

I, Shawn Kennedy, President and Chief Executive Officer of X-Cal Resources Ltd. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of X-Cal Resources Ltd. (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 21st day of June, 2007

<u>"Shawn Kennedy"</u>
Shawn Kennedy
President & CEO

Form 52-109F1 ***Certification of Annual Filings***

I, John Arnold, Chief Financial Officer of X-Cal Resources Ltd. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of X-Cal Resources Ltd. (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 21st day of June, 2007

"John Arnold"
John Arnold
Chief Financial Officer

X-CAL RESOURCES LTD.

Annual Information Form

as at June 14, 2007

for the year ended March 31, 2007

In this Annual Information Form ("AIF"), the "Company" or "X-Cal" refers to X-Cal Resources Ltd. Unless otherwise indicated, the information in this Annual Information Form is given as of March 31, 2007. All sums of money in this Annual Information Form are expressed in Canadian dollars, unless otherwise specified.

TABLE OF CONTENTS

CORPORATE STRUCTURE 3

NAME AND INCORPORATION 3
INTERCORPORATE RELATIONSHIPS 3

GENERAL DEVELOPMENT OF THE BUSINESS 4

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS 4

DESCRIPTION OF THE BUSINESS 5

GENERAL 5
SLEEPER GOLD PROJECT 5
Summary – Technical Report (March 2006) 6
Supplemental Information 7
MILL CREEK PROPERTY 10
Summary – Mill Report 10
REESE RIVER PROPERTY 12
Summary – Reese Report 13
SPRING VALLEY (WEST ROCHESTER) PROPERTY 13
Employees 13
RISKS AND UNCERTAINTIES 13

DIVIDENDS 17

DESCRIPTION OF CAPITAL STRUCTURE 17

SHARES 17
OPTIONS TO PURCHASE COMMON SHARES 17
WARRANTS TO PURCHASE COMMON SHARES 17

MARKET FOR SECURITIES 17

DIRECTORS AND OFFICERS 18

NAME, ADDRESS, OCCUPATION AND SECURITY HOLDING 18
CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS 19
CONFLICTS OF INTEREST 20
AUDIT COMMITTEE 20

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 21

TRANSFER AGENTS AND REGISTRARS 21

MATERIAL CONTRACTS 21

INTERESTS OF EXPERTS 22

ADDITIONAL INFORMATION 22

FORWARD LOOKING STATEMENTS 23

EXHIBIT 1

AUDIT COMMITTEE CHARTER 1

X-CAL RESOURCES LTD.

ANNUAL INFORMATION FORM

CORPORATE STRUCTURE

Name and Incorporation

X-Calibre Resources Ltd. was incorporated in the Province of British Columbia pursuant to the *Company Act* (British Columbia) on April 8, 1981. On December 24, 1984 the Company changed its name to X-Cal Resources Ltd. (the "Company") and was listed on the Toronto Stock Exchange (Trading Symbol "XCL") in 1985. Its fiscal year ends on March 31 of each year.

The Company's registered office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company's administrative offices are located at Suite 750 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and at Suite 550 – 141 Adelaide Street West, Toronto, Ontario, M5H 3L5. (Website: www.x-cal.com ; E-mail: invrel@x-cal.com)

The Company received shareholder approval to increase its authorized capital from 200,000,000 common shares to an unlimited number of common shares on November 30, 2004.

The *Company Act* (British Columbia) was replaced by the *Business Corporations Act* (British Columbia) (the "New Act"), a more modern corporations statute. Each British Columbia company was required to file a transition application containing a Notice of Articles with the Registrar of Companies for British Columbia in order to change its constitutional documents into the forms required by the New Act. Once the transition application had been filed, the Company was able to adopt a new form of Articles in order to reflect and take advantage of various provisions of the New Act. The Company filed its transition application and at the Annual Meeting of Shareholders held on November 30, 2004, the shareholders passed a special resolution whereby the Company altered the Notice of Articles to remove the application of certain provisions described in the New Act as "Pre-existing Company Provisions"; thereby adopting a new form of Articles. The Notice of Articles was altered to change the authorized share structure of the Company from 200,000,000 common shares to an unlimited number of common shares.

The new Articles made various other minor changes to update the Company's Articles to make them consistent with the terminology and provisions of the New Act. The only other significant changes are as follows:

(1) the Company will be permitted to have unlimited authorized capital, which is consistent with other Canadian corporate statutes; and

(2) the auditors' remuneration will be set by the directors, without the necessity of a resolution of the shareholders each year to approve that arrangement.

(3) the required majority for a special resolution has been reduced from three-quarters to two-thirds of the votes cast, which is consistent with other Canadian corporate statutes.

Intercorporate Relationships

The Company has a wholly owned subsidiary, X-Cal U.S.A. Inc., which was incorporated in the State of Nevada, and a 100% interest in New Sleeper Gold, LLC, a Nevada Limited Liability Company. X-Cal also has 100% interest of the Sleeper Mining Co. LLC, a Delaware Corp.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a junior resource exploration company, engaged in the acquisition and exploration of mineral properties. The Company presently holds interests in four gold prospects; the Sleeper Gold Property, located in Humboldt County, Nevada, the Mill Creek Property and the Reese River Property (see Significant Acquisitions and Significant Dispositions) both located in Lander County, Nevada, and WR Claims in the Spring Valley Area located in Pershing County, Nevada, United States. The Company also holds a capped retained royalty interest in a gold property near Fort St. James, British Columbia, Canada. The Company's current focus is exploration activities of the Sleeper Gold Property located in Humboldt County, Nevada.

Over the three most recently completed financial years, the Company advanced the exploration of the Sleeper Gold Property by entering into a joint venture, New Sleeper Gold, LLC, a Nevada Limited Liability Company, with New Sleeper Gold Corporation and conducted a series of drill programs during the calendar years 2004 and 2005. Upon completion of the 2005 exploration program (August 2005), the Company hired a team of independent professionals to review the data collected by the joint venture's exploration activities. Based on the findings of the reports "Exploration Potential of the Sleeper Project, Nevada by Dr. Richard H. Sillitoe and Dr. Jeffery Hedenquist" and the NI-43-101 Technical Report (March 2006) authored by Mr. Robert E. Thomason, M.Sc., L.Geo, and co-authored by Larry Kornze, B.Sc., P.E. and Mr. Winthrop A. Rowe, M.Sc., C.P.G. (filed to SEDAR and are incorporated herein by reference) the Company determined it was in the best interests of the Company and its shareholders to reach an agreement to acquire the remaining 50% interest in the joint venture and continue as the sole operator of the project.

The Company is currently focusing the majority of its efforts and resources on the advanced exploration potential of the Sleeper Gold Property.

A US$1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has also been completed by X-Cal on its Mill Creek Gold Property. The Company completed an extensive permitting process for the Mill Creek (Goat Window) Property which has resulted in approval of a Plan of Operations Permit. The permit will facilitate the continued testing of the targets described in the technical report. The Company will seek a farm-in joint venture to advance this project, in keeping with the above mentioned priorities.

Significant Acquisitions and Significant Dispositions

Sleeper Gold Property

The Company acquired 100% interest and operatorship of the Sleeper Gold Project in 2006.

Title of the York Leased Lands, which are part of the Sleeper Gold Project, has been signed over to the Company concurrent with a buy out agreement between the Company and York Mines. The buyout was initiated with a payment to York Mines consisting of US $150,000 and 50,000 common shares. The remaining balance to complete the buyout is US $600,000 and 200,000 common shares of X-Cal. Payment can be made as four equal payments over four years or accelerated at the Company's discretion.

The Company announced an agreement to sell a 1% NSR production royalty on the Sleeper Gold Project to the Dr. Snyder Gold Syndicate for US$1.5 million on May 7, 2007, subsequent to the fiscal year end.

Reese River

The Company entered into a formal agreement with Placer Dome US (a subsidiary of Barrick Gold) to jointly explore three claim blocks totaling 3,000 acres in the Reese River Pediment, Lander County, Nevada. Title of the claims was transferred from Placer Dome to the Company. The Company agreed to carry out and fully fund a minimum US $200,000 drilling program, developed by both parties, within Year One but prior to December 16, 2006. This deadline was extended by Placer Dome to March 16, 2007. Under the terms of the agreement, Placer Dome was granted a one time right to expend triple the Company's expenditures in Years Two and Three to earn back a 51% interest in the properties. X-Cal's expenditures for the above work exceeded the minimum required and were made within the time allotted, under the agreement. Placer Dome did not make the election to go forward under the agreement and therefore, has forfeited the right to acquire a 51% interest in the property. Placer Dome's interest has now reverted to a 2% net returns royalty.

DESCRIPTION OF THE BUSINESS

General

The Company is a junior resource exploration company whose principal activities include mineral exploration and development. The Company is currently focused on the gold sector in Nevada. Its operations in Nevada include the Sleeper Gold Project located in Humboldt County, the Mill Creek Property and the Reese River Property located in Lander County, and the Spring Valley Area located in Pershing County, USA.

Sleeper Gold Project

In December 1993 the Company acquired the rights to explore, develop and mine the Sleeper Extension (York Leased Lands) claim group located in Humboldt County, Nevada from Leland L. York ("York"). In order to earn a 100% interest in the Sleeper Extension, the Company issued 225,000 shares and is required to make annual advance royalty payments totalling US$3,000,000. Any commercial production from the York Leased Lands is subject to a 3% net smelter return royalty, which may be offset in full to the extent of royalties paid in advance. When US$3,000,000 has been paid, the royalty will be reduced to 0.5%. The Company has the right of first refusal to purchase the remaining 0.5%. Subsequently, title of the York Leased Lands has been signed over to the Company pursuant to a buy out agreement in December 2006. See "Significant Acquisitions and Significant Dispositions" above.

In April 1996 the Company agreed to form a joint venture with Amax Gold Inc. to explore and develop the Sleeper Extension and the adjacent Sleeper property (the "Sleeper Property") owned and operated by Amax Gold Inc. ("Amax") and its subsidiary, Nevada Gold Mining, Inc. In June 1998, Amax amalgamated with Kinross Gold Corporation ("Kinross"). In March 1999, the Company signed an agreement (the "Option Agreement") with Kinross, under which Kinross granted to the Company an option to purchase all of its interest in the Joint Venture. In January 2004, the Company exercised its option on the Kinross portion of the Sleeper Gold Project, which resulted in 100% consolidation of the mineral lands in the Sleeper Gold District, and established a 50/50 joint venture with New Sleeper Gold Corp. to explore the District. The Company contributed all of its Sleeper-area lands to the joint venture while New Sleeper Gold Corp. contributed US$20million. New Sleeper Gold Corp. became manager of the joint venture. The Sleeper Joint Venture was capitalized independent of both companies. The project was managed by New Sleeper Gold Corp. On May 16, 2006 the Company completed the acquisition of the 50% interest in the joint venture held by New Sleeper Gold Corp and now is the sole owner and operator of the project through New Sleeper Gold, LLC.

Detailed information on the Sleeper Gold Project is available from the NI-43-101 report dated December 2, 2003, prepared by Richard R. Redfern, M.Sc., C.P.G. and Winthrop A. Rowe, M.Sc., C.P.G. (the

"Sleeper Report") and later reports "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe and the Technical Report (March 2006) authored by Mr. Robert E. Thomason, M.Sc., L.Geo, and co-authored by Larry Kornze, B.Sc., P.E. and Mr. Winthrop A. Rowe, M.Sc., C.P.G. (the "Technical Report (March 2006)"). The Technical Report (March 2006) and the Sleeper Report were prepared in accordance with National Instrument Policy 43-101 *Standards of Disclosure for Mineral Projects* and filed to SEDAR and are incorporated herein by reference. Readers are encouraged to view these Sleeper Reports, a copy of which can be obtained from the Company's website at www.x-cal.com or on the SEDAR website located at www.sedar.com. Such information is supplemented and updated with the disclosure contained herein. The following is the writers' Summary excerpted from the Technical Report (March 2006):

Summary – Technical Report (March 2006)

The Sleeper Gold Property includes a historic open pit mine operated by AMAX Gold from 1986 until 1996, which produced 1.68 million ounces of gold, and 2.3 million ounces of silver. The property has been the subject of several exploration programs. These programs have produced an extensive database for current exploration targeting and continuing studies.

In January 2006, X-Cal signed a purchase agreement with New Sleeper Gold Corporation to acquire their holdings in the New Sleeper Gold, LLC Joint Venture and successfully completed the acquisition. X-Cal plans to focus on five priority mine scale exploration targets defined by the current studies, which incorporate the recommendations of Dr. Richard Sillitoe and Dr. Jefferey Hedenquist, who are independent consultants, as well as Dr. Ken Snyder and the X-Cal exploration team operating under the direction of Robert Thomason, US Projects Manager.

The defined targets involve three parallel NNE trending structural corridors. The western fault trend hosts three targets named Southwest Target, West Graben and Northwest Target. The central structural zone includes the historic Sleeper Mine plus the recently defined or Sleeper South Target, which might be a down-dropped portion of the Sleeper trend. The third structural zone is the Range Front Target, which extends 18,000 feet (5.5km) in a NNE direction. Range Front Target contains a number of different drill target areas over the 5.5km strike length of the structural feature.

Each of the five priority target areas are defined by multiple types exploration data, as supported in the text of this report. Detailed three-dimensional modeling of the database in both Gemcom and Gocad driven computer models is part of the compilation and targeting methodology.

The exploration program proposed involves a logical drilling approach, as recommended by Dr. Richard Sillitoe. Each of the five priority exploration targets will be drill tested by fences and/or fans of drill holes. Refinements of the 3D modeling compilation and limited data additions will help set priorities in the proposed drilling program. Other targets of lesser priorities in the project area will continue to be evaluated.

Historically, and previous to the current planned program, in 1996, X-Cal Resources Ltd. secured an exploration agreement to explore the entire AMAX Sleeper property holdings. Including additional lands held by X-Cal the Sleeper Gold District totals approximately 30 square miles. AMAX amalgamated with Kinross in 1998, and a new option agreement between Kinross and X-Cal was completed in 1999. In early 2004, a joint venture was established (New Sleeper Gold, LLC) between X-Cal and New Sleeper Gold Corp. An option on the Kinross option was exercised. A reclamation bond was put in place and all reclamation activities and site responsibilities became that of New Sleeper Gold, LLC (Sleeper Joint Venture).

During 2004, 2005 and early 2006, New Sleeper Gold managed the joint venture between X-Cal and New Sleeper and funded exploration. This program emphasized drilling early on with 82,240 feet (25,073m) of core and RC (reverse circulation) drilling in 2004, and 22,524 feet (6,867m) of RC and core drilling by August 7, 2005.

Late in the two year program, extensive exploration targeting studies and surveys were initiated and substantially completed. Detailed studies included Hg and CO2 soil gas surveys, grid soil sampling surveys, ASD (analytical spectral data) clay species studies of core and RC drill holes, gravity geophysics surveys and data modeling, MT geophysical surveys, IP/Resistivity surveys and compilation studies, structural analysis and studies, aerial photography and photo-geologic studies, ICP multi-element analysis and modeling of drill hole samples, re-logging of selected drill holes to improve 3-dimensional geologic models, building and updating of MapInfo GIS database for surface data, and 3-dimensional modeling of all data forms on Gemcom and Gocad computer programs. The result was better definition of targets than any other time in the history of the property. Most of these study results and data modeling were completed after termination of the Joint Venture drilling program in August of 2005.

A program is planned for five mine sized exploration targets located proximal to the historic Sleeper Mine. More exploration data and better computer models of the data are available than ever before for definition of these targets. Previous work and drilling programs to date have not tested the five priority targets.

The conclusions of the authors are that the Sleeper Gold Project is well organized and prepared for a substantial exploration program. Data support for each target is based upon high quality state of the art exploration technology, and are stored in MapInfo GIS database and 3-dimensional models of Gemcom and Gocad driven programs. The approach for exploring each target, that includes adequate density of drill hole spacing, is a logical way to search for bonanza grade systems, given the shallow to moderate pediment cover over most of the targets. It is recommended to complete the exploration program, as presented in this Technical Report. Historically, multi-million ounce gold deposits occur in multiples. Dr. Sillitoe's recommendations are in part based on knowledge of successful exploration programs in similar geologic environments. The proposed program is designed to find additional bonanza grade deposits near the historic Sleeper Mine.

Supplemental Information

The Company has become the sole owner and operator of the Sleeper Gold Project. The five priority targets as excerpted from the Technical Report (March 2006):

Southwest Target

The Southwest Target is a pediment zone discovered in 2005 through Hg vapor and CO2 soil gas studies, followed by MT geophysical studies. The zone is also marked by airborne magnetic linears and trends. The target zone is 7,900 feet long (2.4km) trending NNE, and up to 1,300 feet (400m) wide.

Southwest Target occurs along two parallel structures identified by C. Tarnocai (Tarnocai, 2000). Overlapping zones of Hg soil gas and CO2 soil gas anomalies are pronounced in a N20E direction. Coincident with these soil anomalies are multiple lines of Magneto-Telluric geophysical anomalies. The MT geophysical responses are interpreted as finite zones of "possible silicic alteration." Gravity geophysics also suggests a NNE trending linear in this same location.

Pediment depths in this area are expected to be 200 to 400 feet (60-125m) deep, based upon limited previous drill holes and geophysical interpretations (Wright, 2005). Two and possible three fences of angle drill holes are planned for testing this target concept.

West Graben Target

West Graben Target is a previously untested target extending 4700 feet (1.4km) north northeast from the SW end of the Tailings Pond. This zone is defined by structural mapping and interpretations by L. Martin (Martin, 2005) and C. Tarnocai (Tarnocai, 2003), as a down-dropped graben feature trending north to northeast. Detailed structural studies in 2004 and 2005 of the Sleeper Mine have shown that the Sleeper Mine gold system follows the east edge of a step-wise down drop structural feature (down to the west). The West Graben is the next down drop feature to the west. Furthermore, the West Graben feature is part of a structural corridor that is parallel to the structural setting hosting the Sleeper Mine. Limited prior drilling to the immediate east of the graben feature has recognized strong alteration in the Sleeper rhyolite host rocks, with sulfide introduction (Redfern and Rowe, 2003). None of the prior drill holes test this target concept.

Airborne magnetic and IP geophysics further confirm and define the West Graben Target. Drill testing is planned as two fences of angle drill holes. The first is south of the Tailing Pond, and the second is north. Based upon water well and limited peripheral drilling in the area, overburden thickness are not expected to be excessive. Estimated depth to bedrock is less than 500 feet (150m) throughout the entire target area (Wright, 2005).

Northwest Target

On April 10, 2007, X-Cal announced encouraging drill core results from the Northwest Target. This target is now scheduled for follow up holes as part of the 2007 work program.

The Northwest Target occurs approximately along the same NNE trending structural corridor as Southwest Target and West Graben Target, as defined by C. Tarnocai (Tarnocai, 2003). It is also crosses and includes the NW trending target named by XCal as Bedrock Casino. This target is defined by intersecting NW and NNE structural trends, airborne magnetic lows and trends, gravity geophysics anomaly interpreted as intense alteration IP geophysics chargeability anomalies, MT geophysics anomalies interpreted as possible silicic alteration, and Hg and CO2 soil gas anomalies. Limited drilling in 2005 touched the eastern edge of this new target definition. The 2005 drill hole encountered altered Sleeper rhyolite with local banded chalcedonic quartz veins with values up to 1 ppm Au.

Northwest target extends approximately 7000 feet (2.1km) NNE from the Sleeper west waste dump. Drill testing of this target is an exploration priority.

Sleeper South Target

The Sleeper South Target is based upon recognition of a possible down-drop of the NNE trending Sleeper structural corridor. IP chargeability anomalies, structural mapping (Tarnocai, 2000), deep soil sampling traverses, alteration zones interpreted from gravity geophysics, and alignment of anomalous values in previous shallow drill holes are the definition of this target. Target dimensions are approximately 4,000 feet (1.2km) in length, but open to the south.

Exploration will involve minor additional deep soil sampling, possible additional geophysics, and more advanced modeling of the 3-dimensional data is planned prior to drilling. Drill testing is expected to involve 3 or more angle drill hole fences.

Pediment cover is shallow in this area. Bedrock depths are expected to be 150 feet (45m) or less.

Range Front Target

The Range Front Target is a NNE trending fault zone that can be mapped for 18,000 feet (5.5km) in a NNE direction. Structures of this target are parallel to the Sleeper Mine structures and parallel to the South Target-West Graben-Northwest Targets trends (Tarnocai, 2003). The northern two thirds of the Range Front Target is hosted in Mesozoic Auld Lang Syne, and the southern third is hosted in Sleeper rhyolite, or equivalent rocks.

The southern portion of the targeted fault zone is hosted in felsic volcanic rocks as it crosses the Ready Line-Chicken Track target, Breccia Hill and southernmost Gravity Low target. Ready Line and Breccia Hill targets have multiple zones of low grade gold mineralization (Redfern and Rowe, 2003), but the actual Range Front fault target has not yet been tested by drilling in this vicinity. The Gravity Low target occurs at the south end of the Range Front Target, and is a shallow pediment area in excess of 4,000 feet (1.2km) in length. Drill targets are defined by a pronounced gravity low, IP chargeability high and magnetic low anomaly. The target has not been drill tested.

The northern portion of the Range Front Target is primarily hosted in Mesozoic basement rocks. Detailed mapping by X-Cal in 1997 recognized permissive host rocks in this meta-sedimentary rock package that include limestone, blocky siltstone and quartzite (Redfern and Rowe, 2003). Moreover, multiple gold anomalies are defined along the Range Front Target fault trace. Previously defined targets in this trend include Super Bowl, Stadium, and Northeast Extension targets. In particular, the Super Bowl target had reported a surface selected rock chip sample of 0.12 opt Au (4.1gpt) and 113 opt Ag (3900 gpt) in a chalcedonic quartz vein breccia with banding (Redfern and Rowe, 2003).

Although the fault zone was known since work by AMAX, the Range Front Target was first identified as a priority high grade vein target through detailed geophysics compilation by J. Wright (Wright, 2005). The fault zone has strong geophysical evidence of narrow concentrations of sulfides along the NNE trend. Previous sampling by AMAX and X-Cal found significant gold, silver and trace element anomalies tightly associated with this fault zone, but the significance of the fault zone was not recognized until now. Previous drill holes have not tested the apparently mineralized structure. Drill holes close to the structure at Ready Line and Breccia Hill have strongly elevated gold values, such as drill hole SO-64 with 35 feet (10.7m) of .039 ounces per ton gold, at 295 to 330 feet (90-101m) depth in an angle hole drilled at -45 degrees, trending east (Redfern, 2003).

Planned drill testing of the Range Front Target will involve 5 to 7 angle drill fences and/or drill fans at selected traverses along the altered and mineralized fault trend. Drilling in the northern portion of the Range Front Target will target favorable host horizons of the Auld Lang Syne in intersection with the mineralized fault trend. Drill holes in the southern portion of the Range Front Target will be drill fences targeting geophysical anomalies hosted in Sleeper rhyolite equivalent host rocks in intersection with the mineralized fault trend. Most of the drill holes will have less than 50 feet (15m) of overburden to drill through.

Present Exploration

Current work is weighted towards development drilling of known areas of mineralization at Sleeper. The objective is to achieve independent NI-43-101 confirmation of existing gold and silver mineralization at the site to be placed into in a resource category that will allow a calculation of base value to be compared to the company's market capitalization. The focus will shift from development to exploration when the data necessary to achieve this initial goal has been collected and delivered to qualified independents. Current work has also included encouragement from the NW exploration target which is described in the Sillitoe Report. New geologic understandings which have resulted from current drilling are expected to assist the exploration of other targets located on the property as described above.

Future Exploration

A US $15 million exploration program is recommended for Sleeper to test all five priority areas. The minimum proposed budget of $ US 5 million for 2007 is for overall compilation and targeting, preliminary drill testing of exploration targets, assessment of the near term potential of above ground gold at Sleeper, and development drilling of known areas of mineralization. Options for funding the entire recommended major exploration program are under review, additional share issues and possible joint ventures are both considerations.

Mill Creek Property

The Mill Creek claims were acquired by staking in 1992. The company owns a 100% interest in this 720 acre group of 36 lode mineral claims. In April 2004, the company received all necessary approvals to commence a drill program on the property and has completed its Phase 1 drill exploration program.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property which has resulted in approval of a Plan of Operations Permit. The permit will facilitate the testing of the targets described in the technical report.

Detailed information on the Mill Property is available from a report dated February 18, 2005 prepared by Richard R. Redfern, M.Sc., C.P.G. (the "Mill Report"). The Mill Report, which was prepared in accordance with National Instrument Policy 43-101 Standards of Disclosure for Mineral Projects and filed to SEDAR, is incorporated herein by reference. Readers are encouraged to read the detailed Mill Report, a copy of which can be viewed on the Company's website (www.x-cal.com) or on the SEDAR website www.sedar.com. The following is the writer's "Summary" excerpted from the Mill Report:

Summary – Mill Report

At the request of X-Cal Resources Inc. ("X-Cal"), this technical report has been made on the Mill Creek property (the "Property"), Lander County, Nevada, U.S.A., following up on work that was conducted by the company on the property during 2004. The report incorporates a summary of previous work and gives an appraisal of and recommendations on how to test the exploration potential of the Property. This report is based on a compilation and analysis of published and unpublished geological reports prepared by cited persons, field data collected by X-Cal Resources and its contractors in 2004, and field examinations by the writer, a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

The Mill Creek property comprises a contiguous block of 36 unpatented lode mining claims. All claims have been filed and recorded with Lander County and the U.S. Bureau of Land Management, and are valid until September 1, 2005. The claims total approximately 720 acres and are located in the NW part of the Shoshone Range, 33 kilometres south of Battle Mountain. Access from Battle Mountain is south by paved Highway 305 for 33 Km., then eastward on the graded dirt Mill Creek Road for 10 Km., and then northeast for 3 Km. on a secondary dirt road to the Property. Mill Creek is located 22 Km. northwest of the Pipeline Mine complex of the Cortez Joint Venture (Placer Dome and Kennecott).

The Property is in hilly, grass-, sagebrush-, juniper and pinyon-covered mountain brush high desert terrain, on the lower western slopes of the Shoshone Range. The climate is favorable for year-round mining, with all supplies and services needed for an exploration program available in the Battle Mountain – Elko area.

The Mill Creek property is situated along the Battle Mountain – Cortez –Eureka Trend geologic terrane, a northwest-trending structural zone of Eocene-age that hosts numerous current and past producing gold mines, including several major gold exploration and development projects. The largest of these is the Cortez-Pipeline mine complex owned by the Cortez Joint Venture ("CJV", Placer Dome and Kennecott), which currently is producing gold and has several major gold deposits under exploration and development such as "Pediment" and the +5,000,000 ounce "Cortez Hills" sediment-hosted, Carlin-style gold deposit.

The Mill Creek property is an early-stage gold exploration prospect that has no published resources or Mineral Reserves. Exploration has been limited to surface prospecting for barite and gold-silver deposits, geological mapping, geophysical surveys, soil sampling, geochemical rock chip sampling of altered, fractured and veined bedrock, and twenty-six exploration drillholes, eleven of which were drilled by X-Cal in 2004. The observed surface and subsurface indications at Mill Creek are similar to features found above structurally controlled high-grade sedimentary-host disseminated gold systems in the Cortez District of the Battle Mountain – Cortez –Eureka Trend. Geophysical surveys conducted on the property are interpreted to be permissive of the property being situated in a favorable structural-, plutonic-, alteration- and mineralization regime in which large, economic sedimentary host gold deposits could occur. In the writer's opinion, additional drilling exploration of the Mill Creek property is fully warranted by X-Cal Resources Ltd.

The main exploration target on the Mill Creek Property is ***Carlin-Style*** gold-silver ores found in altered, metamorphosed, and locally skarnified Lower Plate carbonate and limy to dolomitic clastic sedimentary rocks of the Devonian Wenban Limestone, Silurian Roberts Mountain Formation, and the Ordovician Hanson Creek Formations. A secondary target host rock type is mafic volcanic rocks of the Upper Plate rock sequence, similar to at Newmont's Twin Creeks Mine. The economic Battle Mountain – Cortez – Eureka Trend gold deposits were deposited as mineralized hydrothermal sedimentary-host replacement horizons and breccia zones along major fault structural zones where alteration and anomalous gold-silver-arsenic-antimony-thallium mineralization are present. Marbles in metamorphic aureoles and iron-rich skarns appear to be favored sites for gold mineralization in these deposits, perhaps due to the rheological character, permeability after fracturing, and chemical reactivity of those rocks to alteration by hydrothermal fluids.

The Mill Creek property is located on the northwest flank of the Goat Ridge structural window, in which Lower Plate eastern facies rocks of the Wenban Limestone, Roberts Mountain-, Hanson Creek-, and possibly Comus Formations form the core of the window. Thrusted-in Upper Plate western facies cherty, silty, and mafic volcanic strata of the Valmy (a/k/a Vinini) Formations form a cap that overlies this core of Lower Plate rocks. All these strata were disrupted by low-angle thrusts and possible detachment faults of the Roberts Mountain Thrust system (et.al.) of Mississippian and younger ages. Felsic to dioritic dikes and stocks of Tertiary and Mesozoic ages likely were intruded into all these rock units, and preferentially along fault contacts. Contact metamorphic aureoles were formed in the Goat Ridge Window area and in the Property, with sulfidic skarn lithologies locally present. Renewed faulting took place in Eocene time, forming west-side-down NW- to NNW-trending normal-stepping high angle faults on the west flank of the Goat Ridge Window horst. A further episode of intrusion of felsic plutonic stocks and dikes occurred preceding and during this latter time interval throughout parts of the northern Shoshone Range and elsewhere along the "Trend". Certain of these intrusive systems, such as the Copper Canyon intrusions south of Battle Mountain, carry syn-intrusion, quasi- *"Porphyry" - Style* gold-silver-(copper) mineralization.

Carlin-Style acid-leach alteration (decalcification), arsenic-antimony-thallium metasomatism and gold mineralization also locally impacted certain fractured Upper Plate and Lower Plate rocks present during this time interval, including those on the Mill Creek Property, as deduced from surface outcrops and drilling data. Subsequent post-mineral, down-to-the-west normal faulting related to Basin-and-Range extension reactivated some of the faults in the Property in Miocene time, concurrent with the formation of the Northern Nevada Rift and subsequent thereto. It is possible that the earlier low-angle thrusts and possible detachment faults could have been reactivated during tectonism of Tertiary age, but concrete evidence for this has not yet been demonstrated by the work conducted on the Property. Certain of the high angle faults along the "Trend" are associated with volcanic-related vein-type gold-silver mineralization, as is present at the Buckhorn Mine in the eastern part of the Cortez Joint Venture area, east of Pipeline, but no such mineralization has as yet been demonstrated to be present on the Mill Creek Property.

The Mill Creek property is an early-stage prospect. Exploration has been limited to surface prospecting and geologic mapping, rock and soil geochemical sampling of soil cover and altered and mineralized bedrock, and 26 holes of reverse-circulation and core drilling by five different exploration companies, including the current program by X-Cal Resources Ltd. A number of soil and rock geochemical anomalies of gold, arsenic, and antimony were delineated by BHP's program in 1993, as described in the report below. One reverse-circulation drillhole by BHP in 1993, number BMC-93-1A, encountered a 3-metre intercept of gold mineralization in dike-transected Upper Plate blackish, altered (faulted?) quartzite that assayed 0.51 ounces per ton (oz/t) Au (17.45 g/t Au), including a 1.5 metre interval of fault gouge that assayed 0.92 oz/t Au (31.7 g/t Au). X-Cal drilled 11 holes and encountered gold values up to 1.045 grams per tonne Au over 1.5 metres of core length, as described below. All of the 2004 X-Cal drillholes carried alteration and low-grade gold mineralization to some extent. The true widths of these intervals are not known. Certain mineralized intervals in the X-Cal drilled intervals also had no return of drill core. X-Cal's drilling verified the geophysical interpretation of one of its consultants that hidden intrusive bodies were present on the property at depth, finding pyrrhotitic sulfide-rich skarns adjacent to dioritic dikes of probable Jurassic age, similar to those present at Goldstrike. Such skarns would likely be excellent host rocks for Carlin-style replacement gold mineralization. The observed surface and subsurface geologic and geophysical indications at Mill Creek are similar to subtle features found above and peripheral to high-grade sediment-hosted gold systems in the Cortez district and additional exploration is fully warranted.

Recommendations are to drill an additional thirty exploration holes to continue testing of the Mill Creek Gold Property. The approved Plan of Operations Permit, that is now in place, will allow exploration of this property to resume. The company will seek a farm-in joint venture partner for this project.

Reese River Property

See Significant Acquisitions and Significant Dispositions above.

The early stage project was conceived and staked by Placer Dome. The project area is composed of three claim blocks totaling approximately 2,960 acres, located on the western side of the Shoshone Range, near the Horse Mountain Window.

A detailed Reese River agreement with the Company and Placer Dome has been completed. The Company agreed to carry out and fully fund a minimum US $200,000 drilling program, developed by both parties, within Year One but prior to December 16, 2006. This deadline was extended, by Placer Dome, to March 16, 2007. Under the terms of the agreement, Placer Dome was granted a one time right to expend triple the Company's expenditures in Years Two and Three to earn back a 51% interest in the properties. X-Cal's expenditures for the above work exceeded the minimum required, and within the time allotted, under the agreement. Placer Dome did not make the election to go forward under the agreement and therefore, has forfeited the right to acquire a 51% interest in the property. Placer Dome's interest has now reverted to a 2% net returns royalty.

Detailed information on the Reese River Property is available from a report dated November 14, 2006 prepared by Mr. Robert E. Thomason, M.Sc., L.Geo (the "Reese Report"). The Reese Report, which was prepared in accordance with National Policy 43-101 Standards of Disclosure for Mineral Projects and filed to SEDAR, is incorporated herein by reference. Readers are encouraged to read the detailed Reese

Report, a copy of which can be viewed on the Company's website (www.x-cal.com) or on the SEDAR website www.sedar.com. The following is the writer's "Summary" excerpted from the Reese Report:

Summary – Reese Report
This report provides a summary of the mining and exploration history, land tenure, geology, and gold discovery potential of the Reese River/Horse Mountain Window Project. The Reese River/Horse Mountain Window Project (the Property) is located in Lander County, north-central Nevada, approximately 25 miles south of Battle Mountain. The Property lies on the west flank of the Shoshone Range in the Basin and Range Province.

The Property consists of 148 unpatented lode mining claims that cover an area of approximately 2960 acres. These claims are administered by the US Department of Interior, Bureau of Land Management ("BLM") on federally owned lands. The area is characterized by rolling north and northwest-trending ridges dissected by incised drainages and mostly covered by alluvial deposits on the flank and pediment of the Shoshone range.

The Property was explored by several companies in the past, first for barite to supply the adjacent mine, then for gold by Placer Dome (now Barrick) in the 1980's to 90s and 2000's. This historical exploration consisted of geologic mapping, rock-chip and soil sampling, and drilling. A small number of drill holes have been drilled in and around the property by previous operators primarily in search of barite with little if any consideration for gold.

A compilation of historic and new data generated by X-Cal led to the delineation of several large alteration and mineralization zones. Each of these zones is incompletely explored and potential occurs to discover potentially economic gold mineralization along strike and down-dip of the multiple structures observed.

The Reese River/Horse Mountain Window Project is an area of merit and additional exploration is warranted. Drilling should be focused along the structural controls, mineralization and alteration zones that have been identified by the property-wide compilation of the geochemical, geophysical data, and geologic mapping.

Spring Valley (West Rochester) Property

X-Cal has staked thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. An agreement on compensation for Dr. Snyder will result in a 1% Net Smelter Return being lodged in the name of Dr. Ken Snyder over this area

The project is located approximately 2.5 km northwest of the Rochester mine in the Humboldt Range, 30 km northeast of Lovelock, Nevada. The property covers rocks folded into a broad anticline broken into large blocks by major north-trending faults. Midway Gold Corporation is currently actively drilling approximately 2 km to the northeast.

Employees

As at the date of this AIF, the Company has nine full-time employees and a number of contracted employees who devote a significant amount of their time to the Company.

Risks and Uncertainties

The Company is a gold exploration company and is exposed to a number of risks and uncertainties, including, but not limited to, those listed below, that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge, that the Company will be successful in its search and that the expenditure of funds will result in the discovery of an economic mineral deposit.

Financial Statements Prepared on a Going Concern Basis

The Company's consolidated financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company's operations to date have been primarily financed by equity financings. The Company's future operations are dependent upon the identification and successful completion of additional equity or debt financings or the achievement of profitable operations. There can be no assurances that the Company will be successful in completing additional financings or achieving profitability. The consolidated financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Market Prices and Exchange Rate Fluctuations

The profitability of the gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates and the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals, and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Operating Hazards and Risks

The development and operation of a mine or mineral property involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, among other things, ground fall, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other accidents. Such occurrences may result in work stoppages, delays in production, increased production costs, damage to or destruction of mines and other producing facilities, injury or loss of life, damage to property, environmental damage and possible legal liability for such damages. As well, although the Company maintains liability coverage in an amount which it considers adequate for its operations, such occurrences, against which the Company may not be able, or may elect not to insure, may result in a material adverse change in the Company's financial position. The nature of these risks is such that liabilities may exceed policy limits, in which event the Company would incur substantial uninsured losses.

Environmental and Other Regulatory Requirements

The Sleeper Project is subject to reclamation and remediation obligations under the terms of permits granted by the U.S. Bureau of Land Management and the Nevada Division of Environmental Protection in connection with past operations at the Sleeper Project. These obligations include long-term reclamation obligations relating to the supervision and maintenance of the lined drainage ponds that capture and evaporate liquid effluent from the leach pads at the Sleeper Project and long-term remediation obligations associated with the lake in the Sleeper Pit and the pH of the lake water.

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future charges in environmental regulation will not adversely affect the Company's operations. As well, environmental hazards may exist on a property in which the Company holds an interest that were caused by previous or existing owners or operators of the properties and of which the Company is not aware at present. There are significant environmental reclamation obligations associated with the Sleeper Gold Project, which are offset by an insurance policy. The insurance policy includes sufficient cash which has been set aside for reclamation to be drawn upon by the Company as reclamation work occurs.

Government approvals and permits are required to be maintained in connection with the Company's mining and exploration activities. Although the Company currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to the Company's operations, including any proposed capital improvement programs. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Company resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Exploration and Development

The Sleeper Gold Project, the Mill Creek Gold Property, the Reese River Property, and the Spring Valley Project are in the exploration stages only and are without known bodies of commercial ore. Development of these properties will follow only upon obtaining satisfactory exploration results. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and development programs. Mineral exploration and development are highly speculative businesses, involving a high degree of risk. Few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial quantities of ore. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, many of which are beyond the Company's control, such as the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

Requirement for Further Capital

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of 2007. Further activity at the Sleeper Gold Project, or any other property in which the Company has an interest or acquires an interest in, depends upon the Company's ability to obtain financing through joint ventures, debt and/or equity financing or other means. There can be no assurance that the Company will be able to raise additional financing required or that such financing can be obtained without substantial dilution to shareholders. Failure to obtain additional financing on a timely basis could cause the Company to delay, reduce or terminate its operations.

Uninsurable Risks

In the course of exploration, development, and mining of mineral properties, certain unanticipated conditions may arise or unexpected or unusual events may occur, including rock bursts, cave-ins, fires, floods, or earthquakes. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they may reduce or eliminate any future profitability and may result in a decline in the value of the securities of the Company.

No Assurance of Titles or Boundaries

Although the Company has investigated the right to explore and exploit its properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title. Other parties may dispute the title to any of the Company's property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title may be affected by undetected encumbrances or defects or governmental actions. The Company has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supplies are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage or government or other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Company.

Dividend Policy

The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future which could result in further dilution to the Company's shareholders.

Dependence on Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a large number of consultants and others for operating expertise. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive management, the loss of a member of this group could have a material adverse effect on the Company.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation, nor has it any present intention of paying dividends, as it anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as the possible acquisition of additional mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Shares

The authorized capital of the Company consists of an unlimited number of common shares of no par value, of which 125,113,826 shares are issued and outstanding as of the date of this AIF (as at March 31, 2007 – 123,685,255). The Company has only one class of shares.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders of the Company, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The common shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company.

Options to Purchase Common Shares

The Company's 10% Rolling incentive stock option plan (the "Stock Option Plan") permits the Company to grant to directors, officers, employees, and consultants of the Company and its subsidiary companies, incentive stock options to purchase from the Company a designated number of authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares. A total of 8,750,000 stock options granted by the Company to its directors, officers, employees and consultants are outstanding as of the date of this AIF.

Warrants to Purchase Common Shares

The Company has no share purchase warrants outstanding.

MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the symbol "XCL". The following table sets for the high and low sales prices and volume of trading of the common shares of the Company on the TSE for the most recently completed financial year.

Monthly	High*	Low*	Volume*
April, 2006	$0.38	$0.32	148,800
May, 2006	$0.43	$0.31	88,400
June, 2006	$0.41	$0.27	50,900
July, 2006	$0.39	$0.29	34,900
August, 2006	$0.38	$0.31	28,800
September, 2006	$0.52	$0.37	91,400
October, 2006	$0.40	$0.33	32,900
November, 2006	$0.35	$0.28	163,800
December, 2006	$0.29	$0.25	129,800
January, 2007	$0.32	$0.27	154,100
February, 2007	$0.40	$0.31	100,800
March, 2007	$0.36	$0.28	32,200

**Source* -Yahoo Finance

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The table below states the name, municipality of residence, positions held by them with the Company and principal occupations in which each of the current directors and executive officers of the Company have been engaged during the preceding five years.

Name, residence and current position(s) held in the Company	Principal occupation for last five years	Served as director or officer since
Shawn M. Kennedy Smithers, British Columbia, Canada *President, Chief Executive Officer and Director*	President, X-Cal Resources Ltd. since incorporation.	1981
John M. Arnold Guelph, Ontario, Canada *Chief Financial Officer and Director*	Mining Executive.	1983
William E. Bateman(1) Toronto, Ontario, Canada *Corporate Secretary and Director*	Barrister and Solicitor in private practice in Toronto.	1989

Name, residence and current position(s) held in the Company	Principal occupation for last five years	Served as director or officer since
Derek Bartlett(1)(2) Mississauga, Ontario, Canada *Director*	Natural Resource Executive	November 2003
Robert Preston(1)(2) Toronto, Ontario, Canada *Director*	Managing Partner, Ricketts Harris LLP, a legal firm.	March 2004
Larry Kornze (2) Eagle, Idaho, U.S.A. *Director*	General Manager Exploration, Mexico & Central America Barrick Gold Corporation until retirement in June, 2001. Natural Resource Consultant since July 2001.	March 2004

Notes:
(1) Member of audit committee.

(2) Member of compensation and corporate governance committee.

With the exception of Mr. Kennedy who devotes all of his time to the affairs of the Company, the other directors and executive officers of the Company have other business interests and do not devote all of their time to the affairs of the Company. See "Conflicts of Interest" below. The Company's directors will hold office until the next annual general meeting of the Company.

The directors and executive officers of the Company hold beneficially, as a group, 2,049,123 common shares, representing 2.47% of the number of common shares of the Company issued and outstanding as of March 31, 2007. Directors are paid an annual fee of $3,000 by the Company in their capacity as directors and committee members receive $2,000 annually for their participation.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the ten years before the date of this AIF, has been a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemption under Canadian securities legislation for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets of that issuer.

No director or officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has within the past ten years, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanction imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

No director or officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the ten years before the date of this AIF, become bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies, including companies that compete with the Company. To the extent that such other companies may participate in or be affected by ventures involving the Company, these directors and officers of the Company may have conflicting interests in negotiating and settling terms of such ventures. While there is potential for such conflicts to arise, the Board of Directors of the Company has not received notice from any director or officer of the Company indicating that such a conflict currently exists. Conflicts of interest affecting the directors and officers of the Company will be governed by the *Business Corporations Act* (British Columbia) and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and X-Cal will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporation Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of X-Cal are not aware of any such conflicts of interest.

Audit Committee

The audit committee consists of William Bateman, LL.B; Robert D. Preston, LL.B; and Derek Bartlett, P.Eng. The board has determined that the relevant business experience, education and professional standings of all three gentlemen make them suitable to adequately perform their duties as audit committee members.

Audit Committee Charter

The text of the audit committee's charter is attached as an Exhibit;

Independence

Multilateral Instrument 52-110 "Audit Committees" ("MI 52-110") provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of the member's independent judgment. All of the members of the audit committee of the Company are "independent" as that term is defined.

Financial Literacy

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. All of the directors of the Company are financially literate as that term is defined. The Company considers that, due to academic training and/or experience in the public Company area, all members of the audit committee have an understanding of the accounting principals used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principals and the understanding of internal controls and procedures for financial reporting.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In March 2004, the Company sold the Snowbird Group mineral property interests to Omineca Gold Ltd. As a director and officer of the Company has an interest in Omineca Gold Ltd., the offer was subjected to a fairness opinion and also to shareholder approval. Total consideration for the sale is $1,600,000. The Company received the initial purchase payment of $50,000 in 2004, in 2005 and in 2006 the Company received the minimum annual advance royalty of $12,000. The minimum advance royalty will be increased to $24,000 on November 24, 2007 and to $50,000 on November 24, 2009. The Company thereafter retains a 2% net smelter return royalty on the property until it has received a total of $1,600,000 comprising the total of the initial cash payment, all advance royalty and net smelter return royalty payments. The Company has a right of first refusal to reacquire any portions of the property that Omineca may intend to abandon and that were previously owned by the Company. This right does not extend to any new claims staked by Omineca.

Except as set out herein, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or its subsidiary.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in Toronto at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

The Company entered into a formal agreement with Placer Dome US (a subsidiary of Barrick Gold) to jointly explore three claim blocks totaling 3,000 acres in the Reese River Pediment, Lander County, Nevada. Title of the claims was transferred from Placer Dome to the Company. The Company agreed to carry out and fully fund a minimum US $200,000 drilling program, developed by both parties, within Year One but prior to December 16, 2006. This deadline was extended, by Placer Dome, to March 16, 2007. Under the terms of the agreement, Placer Dome was granted a one time right to expend triple the Company's expenditures in Years Two and Three to earn back a 51% interest in the properties. X-Cal's expenditures for the above work exceeded the minimum required, and within the time allotted, under the agreement. Placer Dome did not make the election to go forward under the agreement and therefore, has forfeited the right to acquire a 51% interest in the property. Placer Dome's interest has now reverted to a 2% net returns royalty.

The Company has completed a private placement with Kinross Gold Corporation ("Kinross") for 3.5 million common shares for CAN$0.32 per share. The proceeds will be utilized on the Company's Nevada Gold projects. In combination with its existing X-Cal shares, Kinross beneficially owns a total of 13 million common shares, representing approximately 10.4% of 125,113,826 X-Cal shares outstanding at the time of this report.

Title to the York Leased Lands, which are part of the Sleeper Gold Project, has been signed over to the Company concurrent with a buy out agreement between the Company and York Mines. A payment of US$ 150,000 and 50,000 common shares of the Company has initiated the buy out agreement. The remaining balance to complete the buyout is US$ 600,000 and 200,000 common shares of the Company. Payment can be made as four equal payments over four years.

The Company and the Dr. Snyder Gold Syndicate have entered into a letter purchase agreement for the sale of 1% Net Smelter Production Royalty ("NSR") on the Sleeper Gold Property for $1,500,000. Dr. Snyder has placed an initial payment in trust pending completion of title checks and formal documentation. This transaction is also subject to regulatory approval.

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year other than those disclosed herein.

INTERESTS OF EXPERTS

Mr. Robert E. Thomason, M.Sc., L.Geo, prepared a National Instrument 43-101 technical report on the Reese River Project during the most recently completed financial year. As of the date hereof, the aforementioned person beneficially owns, respectively, directly or indirectly, less than 1% of the securities of the Company. Mr. Robert E. Thomason, M.Sc., L.Geo, has been employed by the Company as the US Project Manager.

ADDITIONAL INFORMATION

This report has been reviewed by Robert E. Thomason, M.Sc., L.Geo., a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, where applicable, is contained in the Company's Management Information Circular in respect of its most recent annual meeting of shareholders that involves the election of directors. Additional financial information is available in the Company's comparative audited consolidated financial statements, together with the auditors' report thereon, and the Company's management discussion and analysis for its most recently completed financial year.

A copy of this Annual Information Form, the Company's Information Circular for its most recent annual and special meeting and the financial statements (including any interim statements from the past financial year) may be obtained upon request made to the Secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company. These documents are also available free of charge from the Internet on the SEDAR website at www.sedar.com under the Company's name.

FORWARD LOOKING STATEMENTS

Certain statements contained in this AIF of the Company or any document filed with the Canadian regulatory authorities, or in any other written or oral communication by or on behalf of the Company that do not directly and exclusively relate to historical facts, may constitute forward-looking statements which reflect management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, changes in market and competition, technological and competitive developments, cooperation and performance of strategic partners, and potential downturns in economic conditions generally. Forward-looking statements are based on management's estimates, beliefs and opinions on the date the statements are made. The Company assumes no obligation to update forward-looking statements if circumstances of management's estimates, beliefs or opinions should change. Additional information on these and other potential factors that could affect the Company's financial results are detailed in documents filed from time to time with the British Columbia, Alberta and Ontario Securities Commissions.

EXHIBIT

Audit Committee Charter

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a) review and report to the board of directors of the Company on the following before they are published:

  (i) the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;
  (ii) the auditors report, if any, prepared in relation to those financial statements,

(b) review the Company's annual and interim earnings press releases before the Company publicly discloses this information,

(c) satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures,

(d) recommend to the board of directors:

  (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and
  (ii) the compensation of the external auditor

(e) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f) monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g) monitor the management of the principal risks that could impact the financial reporting of the Company,

(h) establish procedures for:

  (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
  (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i) pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor,

(j) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k) with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company's board of directors, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the company which, in the view of the board of directors, could reasonably interfere with the exercise of a member's independent judgment. All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors. The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1. reporting to the board of directors on the proceedings of each committee meeting and on the committee's recommendations at the next regularly scheduled directors meeting; and

2. reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F1 in any annual information form prepared by the Company.

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: X-CAL RESOURCES LTD.

Fiscal year end date used to calculate capitalization: March 31, 2007

Market value of listed or quoted securities:		
Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 123,685,255	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $0.345	
Market value of class or series	(i) X (ii) =	(A) $42,671,412.98
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) n/a
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) n/a
(Repeat for each class or series of securities)		(D) n/a
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$42,671,412.98
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$1300.00
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
Participation fee X Number of entire months remaining in the issuer's fiscal year	=	______

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ____________

X-Cal Resources Ltd.

TSX/XCL June 29, 2007

News Release

X-Cal Resources Ltd. Files Year End Audited Financial Statements, MD&A and Annual Information Form

The management of X-Cal Resources Ltd. is pleased to announce the filing of the company's Year End Audited Financial Statements, Management Discussion & Analysis and the Annual Information Form.

The 30 square mile Sleeper Gold Project, which centers on and includes the historic Sleeper Gold Mine, located in Humboldt County, Nevada, is the main asset of the company.

X-Cal also holds two properties in the Cortez Area and one in the Spring Valley Area, Nevada.

The acquisition of 100% of the Sleeper Gold Project was the most significant event of the year. The company also negotiated a buy-out agreement for the York Lease Lands within the Sleeper Gold Project and entered into a Royalty Sale agreement with the Ken Snyder Gold Syndicate, which is purchasing a 1% NSR production royalty on the Sleeper Gold Project.

Current work at Sleeper is weighted towards development drilling of known areas of mineralization. The goal of the development drilling is confirmation of existing gold and silver mineralization in NI-43-101 terms that will allow a calculation of base value to be compared to the company's market capitalization.

Realization of the exploration potential of the Sleeper Gold District, as described in the January 2006 paper by Dr. Richard H. Sillitoe, is the primary objective of the company. The focus of work at Sleeper will shift emphasis from development drilling to exploration when the data necessary to achieve the initial goal has been collected and delivered to qualified independents.

New geologic understandings have resulted from current drilling, which should assist testing of the exploration targets. Continued exploration of the NW Target and the area between this target and the West Wood Area are a priority.

A bulk-sampling program of above-ground material at Sleeper is also underway.

Management is pleased with progress at Sleeper and sees the development work as a stepping-stone towards realization of the exploration potential of the property.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

The documents are available on SEDAR (www.sedar.com) and on the company's website (www.x-cal.com).

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245   Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. Reporting Issuer

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. Date of Material Change

June 28, 2007

3. Press Release

A Press release was disseminated on June 29, 2007.

4. Summary of Material Change

The management of X-Cal Resources Ltd. is pleased to announce the filing of the company's Year End Audited Financial Statements, Management Discussion & Analysis and the Annual Information Form. The acquisition of 100% of the Sleeper Gold Project located in Humboldt County, Nevada was the most significant event of the year. The company also negotiated a buy-out agreement for the York Lease Lands within the Sleeper Gold Project and entered into a Royalty Sale agreement with the Ken Snyder Gold Syndicate, which is purchasing a 1% NSR production royalty on the Sleeper Gold Project. The 30 square mile Sleeper Gold Project is the main asset of the company. X-Cal also holds two properties in the Cortez Area and one in the Spring Valley Area, Nevada. Realization of the exploration potential of the Sleeper Gold District is the primary objective of the company

5. Full Description of Material Change

See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on June 29, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL **News Release** **June 29, 2007**

X-Cal Resources Ltd. Files Year End Audited Financial Statements, MD&A and Annual Information Form

The management of X-Cal Resources Ltd. is pleased to announce the filing of the company's Year End Audited Financial Statements, Management Discussion & Analysis and the Annual Information Form.

The 30 square mile Sleeper Gold Project, which centers on and includes the historic Sleeper Gold Mine, located in Humboldt County, Nevada, is the main asset of the company.

X-Cal also holds two properties in the Cortez Area and one in the Spring Valley Area, Nevada.

The acquisition of 100% of the Sleeper Gold Project was the most significant event of the year. The company also negotiated a buy-out agreement for the York Lease Lands within the Sleeper Gold Project and entered into a Royalty Sale agreement with the Ken Snyder Gold Syndicate, which is purchasing a 1% NSR production royalty on the Sleeper Gold Project.

Current work at Sleeper is weighted towards development drilling of known areas of mineralization. The goal of the development drilling is confirmation of existing gold and silver mineralization in NI-43-101 terms that will allow a calculation of base value to be compared to the company's market capitalization.

Realization of the exploration potential of the Sleeper Gold District, as described in the January 2006 paper by Dr. Richard H. Sillitoe, is the primary objective of the company. The focus of work at Sleeper will shift emphasis from development drilling to exploration when the data necessary to achieve the initial goal has been collected and delivered to qualified independents.

New geologic understandings have resulted from current drilling, which should assist testing of the exploration targets. Continued exploration of the NW Target and the area between this target and the West Wood Area are a priority.

A bulk-sampling program of above-ground material at Sleeper is also underway.

Management is pleased with progress at Sleeper and sees the development work as a stepping-stone towards realization of the exploration potential of the property.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

The documents are available on SEDAR (www.sedar.com) and on the company's website (www.x-cal.com).

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy

President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory

END